Exhibit 99.1

RISK FACTORS

An investment in the Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and all of the other information in this Document before deciding to purchase the Ordinary Shares. Our business, prospects, financial condition and results of operations could be materially and adversely affected by any of these risks. It is not possible for us to assess the impact of all factors on our business, prospects, financial condition and results of operations, or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Risks Related to Our Business

Anonymous letters to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors could have a resultant material adverse effect on our business, financial condition and results of operations and could negatively impact the market price for our A ordinary shares; we are party to class action lawsuits in the U.S. and an adverse ruling could have a material adverse effect on our business, financial condition and results of operations and could negatively impact the market price of our A ordinary shares.

We have been, and in the future may be, the target of anonymous letters sent to regulators or business associates or anonymous allegations posted on social media or circulated in short selling reports regarding our accounting, business practices and officers and directors. Every time we have received such a letter we have undertaken what we believe to be a reasonably prudent review, such as extensive due diligence to investigate the allegations, and where necessary our board of directors has engaged third party professional firms to report to them directly and the Company’s Audit Committee cleared the matter from a corporate governance point of view. Having conducted these investigations, in each instance we found the allegations were without merit. However, the public dissemination of these allegations has, and in the future may, adversely affect our reputation, business and the market for our securities and requires us to spend significant time and incur substantial costs to address them.

In October 2015, there were a series of anonymous allegations on social media targeted at the Company’s accounting practices and disclosures following which the market price for our A ordinary shares dropped materially with the lowest being $5.59 per share. The Company’s Audit Committee subsequently appointed Skadden Arps Slate Meagher & Flom LLP to assist them in conducting an independent internal review of the allegations. With the assistance of Skadden Arps Slate Meagher & Flom LLP, the Company’s Audit Committee conducted the internal review which commenced in November 2015 and completed in March 2016, which did not result in any recommendations for restatements to prior year financials.

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs alleged that the Company, and in some cases also the Company’s management, violated federal securities laws by overstating the Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices.

On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now-consolidated New York action. A single consolidated complaint was filed on July 14, 2016 and amended on October 10, 2016. The plaintiffs have alleged that the Company and certain individual defendants — Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran — have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 or the Exchange Act. The amended consolidated complaint claims are primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now.

The Company’s most recent motion to dismiss the amended consolidated complaint was filed on November 11, 2016 and its reply brief was filed on January 6, 2017. The motion to dismiss contends that the amended consolidated complaint fails to identify any actionable false statements or omissions, provides no evidence of scienter, and suffers from other legal shortcomings. The Company’s motion is fully briefed and awaiting argument which is expected to happen in the near future. Although the Company remains confident in the prospects of dismissal, there can be no assurances that we will not become subject to unfavorable interim or preliminary rulings that prolong the litigation process or that a favorable outcome will be obtained.

We are unable to predict how long such proceedings will continue, and anticipate that we will continue to incur significant costs in connection with these matters to the extent not covered by our insurance policy and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. To the extent that this or any future litigation to which we are a party results in an unfavorable judgment or if we decide to settle this or other lawsuits, we may be required to pay substantial monetary damages or fines, or make changes to our products or business pratices.

If anonymous letters are sent to regulators or business associates or anoymous allegations are posted on social media or we become subject to class action lawsuits or any other related lawsuits or investigations or proceedings by regulators in the future, it could result in a diversion of management resources, time and energy, significant costs, a material decline in the market price for our A ordinary shares, increased share price volatility, an increased directors and officers liability insurance premiums and could have a material adverse effect upon our business, prospects, financial condition, results of operations and ability to access the capital markets.

We may fail to source adequate film content on favorable terms or at all through acquisitions or co-productions, which could have a material and adverse impact on our business.

We generate revenues by monetizing Indian film content that we primarily co-produce or acquire from third parties, and then distribute through various channels. We have also set up Trinity Pictures as a studio to develop and produce franchise films in-house and create our own intellectual property. Our ability to successfully enter into co-productions and to acquire content depends on, among other things, our ability to maintain existing relationships, and form new ones, with talent and other industry participants.

The pool of quality talent in India is limited and, as a result, there is significant competition to secure the services of certain actors, directors, composers and producers, among others. Competition can increase the cost of such talent, and hence the cost of film content. These costs may continue to increase, making it more difficult for us to access content cost-effectively and reducing our ability to sustain our margins and maximize revenues from distribution and monetization. Further, we may be unable to successfully maintain our long-standing relationships with certain industry participants and continue to have access to content and/or creative talent and may be unable to establish similar relationships with new leading creative talent. This is also dependent on relationships with various writers and talent and has execution risk associated with it. If any such relationships are adversely affected, or we are unable to form new relationships or our Trinity Pictures initiative fails or our access to quality Indian film content otherwise deteriorates, or if any party fails to perform under its agreements or arrangements with us, our business, prospects, financial condition, liquidity and results of operations could be materially adversely affected.

Our business involves substantial capital requirements, and our inability to maintain or raise sufficient capital could materially adversely affect our business.

Our business requires a substantial investment of capital for the production, acquisition and distribution of films and a significant amount of time may elapse between our expenditure of funds and the receipt of revenues from our films. This may require us to fund a significant portion of our capital requirements from our credit facilities or other financing sources. Any capital shortfall could have a material adverse effect on our business, prospects, financial condition, results of operations and liquidity.

Delays, cost overruns, cancellation or abandonment of the completion or release of films may have an adverse effect on our business.

There are substantial financial risks relating to film production, completion and release. Actual film costs may exceed their budgets and factors such as labor disputes, unavailability of a star performer, equipment shortages, disputes with production teams or adverse weather conditions may cause cost overruns and delay or hamper film completion. When a film we have contracted to acquire from a third party experiences delays or fails to be completed, we may not recover advance monies paid for the proposed acquisition. When we enter into co-productions, we are typically responsible for paying all production costs in accordance with an agreed upon budget and while we typically cap budgets in our contracts with our co-producer, given the importance of ongoing relationships in our industry, longer-term commercial considerations may in certain circumstances override strict contractual rights and we may feel obliged to fund cost over-runs where there is no contractual obligation requiring us to do so.

Production delays, failure to complete projects or cost overruns could result in us not recovering our costs and could have a material adverse effect on our business, prospects, financial condition and results of operations.

The popularity and commercial success of our films are subject to numerous factors, over which we may have limited or no control.

The popularity and commercial success of our films depends on many factors including, but not limited to, the key talent involved, the timing of release, the promotion and marketing of the film, the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment, general economic conditions, the genre and specific subject matter of the film, its critical acclaim and the breadth, timing and format of its initial release. We cannot predict the impact of such factors on any film, and many are factors that are beyond our control. As a result of these factors and many others, our films may not be as successful as we anticipate, and as a result, our results of operations may suffer.

The success of our business depends on our ability to consistently create and distribute filmed entertainment that meets the changing preferences of the broad consumer market both within India and internationally.

Changing consumer tastes affect our ability to predict which films will be popular with audiences in India and internationally. As we invest in a portfolio of films across a wide variety of genres, stars and directors, it is highly likely that at least some of the films in which we invest will not appeal to Indian or international audiences. Further, where we sell rights prior to release of a film, any failure to accurately predict the likely commercial success of a film may cause us to underestimate the value of such rights. If we are unable to co-produce and acquire rights to films that appeal to Indian and international film audiences or to accurately judge audience acceptance of our film content, the costs of such films could exceed revenues generated and anticipated profits may not be realized. Our failure to realize anticipated profits could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our ability to monetize our content is limited to the rights that we acquire from third parties or otherwise own.

We have acquired our film content through contracts with third parties, which are primarily fixed-term contracts that may be subject to expiration or early termination. Upon expiration or termination of these arrangements, content may be unavailable to us on acceptable terms or at all, including with respect to technical matters such as encryption, territorial limitation and copy protection. In addition, if any of our competitors offer better terms, we will be required to spend more money or grant better terms, or both, to acquire or extend the rights we previously held. If we are unable to renew the rights to our film library on commercially favorable terms and to continue monetizing the existing films in our library or other content, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

In addition, we typically only own certain rights for the monetization of content, which limits our ability to monetize content in certain media formats. In particular, we do not own the audio music rights to the majority of the films in our library and to certain new releases. See “Business — Our Business Description — Our Film Library” for detail regarding our rights. To the extent we do not own the music or other media rights in respect of a particular film, we may only monetize content through those channels to which we do own rights, which could have an adverse effect on our ability to generate revenue from a film and recover our costs from acquiring or producing content.

We may face claims from third parties that our films may be infringing on their intellectual property.

Third parties may claim that certain of our films misappropriate or infringe such third parties’ intellectual property rights with respect to previously developed films, stories, characters, other entertainment or intellectual property. We may receive in the future claims of infringement or misappropriation of other parties’ proprietary rights. Any such assertions or claims may impact our rights to monetize the related films. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them. If any claims or actions are asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all. Any of these occurrences could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business involves risks of liability claims for media content.

As a producer and distributor of media content, we may face potential liability for:

•	defamation;

•	invasion of privacy;

•	negligence;

•	copyright or trademark infringement; and

•	other claims based on the nature and content of the materials distributed.

These types of claims have been brought, sometimes successfully, against producers and/or distributors of media content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business and financial condition.

We depend on the Indian box office success of our Hindi and high budget Tamil and Telugu films from which we derive a significant portion of our revenues.

In India, a relatively high percentage of a film’s overall revenues are derived from theater box office sales and, in particular, from such sales in the first week of a film’s release. Indian domestic box office receipts are also an indicator of a film’s expected success in other Indian and international distribution channels. As such, poor box office receipts in India for our films, even for those films for which we obtain only international distribution rights, could have a significant adverse impact on our results of operations in both the year of release of the relevant films and in the future for revenues expected to be earned through other distribution channels. In particular, we depend on the Indian box office success of our Hindi films and high budget Tamil and Telugu films.

We may not be paid the full amount of box office revenues to which we are entitled.

We derive revenues from theatrical exhibition of our films by collecting a specified percentage of box office receipts from multiplex and single screen theater operators. The Indian film industry continues to lack full exhibitor transparency. There is limited independent monitoring of such data in India or the Middle East, unlike the monitoring services provided by comScore in the United Kingdom and the United States. We therefore rely on theater operators and our sub-distributors to report relevant information to us in an accurate and timely manner.

While multiplex and single-screen operators have now moved to a digital distribution model that provides greater clarity on the number of screenings given to our films, many still do not have computerized tracking systems for box office receipts which can be tracked independently by a third party and we are reliant on box office reports generated internally by these multiplex and single screen operators which may not be entirely accurate or transparent.

Because we do not have a reliable system to determine if our box office receipts are underreported, box office receipts and sub-distribution revenues may be inadvertently or purposefully misreported or delayed, which could prevent us from being compensated appropriately for exhibition of our films. If we are not properly compensated, our business, prospects, financial condition and results of operations could be negatively impacted.

There is uncertainty regarding the impact of currency demonetization in India on our business.

The Reserve Bank of India, or RBI, and the Ministry of Finance of the Government of India withdrew the legal tender status of ₹ 500 and ₹ 1,000 currency notes pursuant to the notification dated November 8, 2016. The short-term impact of this development has been, among other things, a decrease in liquidity of cash in India. There is uncertainty on the long-term impact of this action. The RBI has also established, and continues to refine, a process for holders of affected currency notes to tender such notes for equivalent value credited into the holders’ respective bank accounts.

The short and long term effects of demonetization on the Indian economy, India’s capital markets and our business are uncertain and we cannot accurately predict its effect on our business, results of operations, financial condition and prospects. We believe that, after the announcement of demonetization, our short term theatrical revenues were negatively impacted and we released eight films in the third quarter of Fiscal Year 2016 as compared to 15 films the same quarter last year.

We depend on our relationships with theater operators and other industry participants to monetize our film content. Any disputes with multiplex operators in India could have a material adverse effect on our ability or willingness to release our films as scheduled.

We generate revenues from the monetization of Indian film content in various distribution channels through agreements with commercial theater operators, in particular multiplex operators, and with retailers, television operators, telecommunications companies and others. Our failure to maintain these relationships, or to establish and capitalize on new relationships, could harm our business or prevent our business from growing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We have had disputes with multiplex operators in India that required us to delay our film releases and disrupted our marketing schedule for future films. These disputes were subsequently settled pursuant to settlement agreements that expired in June 2011. We now enter into agreements on a film-by-film and exhibitor-by-exhibitor basis instead of entering into long-term agreements. To date, our film-by-film agreements have been on commercial terms that are no less favorable than the terms of the prior settlement agreements; however, we cannot guarantee such terms can always be obtained. Accordingly, without a long-term commitment from multiplex operators, we may be at risk of losing a substantial portion of our revenues derived from our theatrical business. We may also have similar future disruptions in our relationship with multiplex operators, the operators of single-screen theaters or other industry participants, which could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, the theater industry in India is rapidly growing and evolving and we cannot assure you that we will be able to establish relationships with new commercial theater operators.

Eros Now has limited operating history and we may incur operating losses and negative cash flow in future periods.

While Eros Now was soft launched in 2012 and as of December 31, 2016 we had over 58 million registered users. A small portion of the Eros Now user base are paid subscribers as we have only recently begun efforts towards monetization. In December 2016, we had over two million paying subscribers. We must continue to grow and retain subscribers in India (one of our key markets) where they are currently used to traditional channels for content consumption as well as grow our subscriber base in markets outside of India. Our ability to attract and retain subscribers will depend in part on our ability to consistently provide our subscribers a high quality experience with respect to content and features and the quality of data connectivity (either Wi-Fi, broadband, 3G or 4G mobile data) in India.

To achieve and sustain profitability for our Eros Now business, we must accomplish numerous objectives, including substantially increasing the number of paid subscribers to our service and retaining them, without which our revenues will be adversely affected. We cannot assure you that we will be able to achieve these objectives due to any of the factors listed below, among other factors:

•	our ability to maintain an adequate content offering;

•	our ability to maintain, upgrade and develop our service offering on an ongoing basis;

•	our ability to successfully distribute our service across multiple mobile, internet and cable platform worldwide;

•	our ability to secure and retain distribution across various platforms including telecom operators and original equipment manufacturers;

•	our ability to convert free registered users into paid subscribers and retain them;

•	our ability to compete effectively against other Indian and foreign OTT services;

•	our ability to manage technical glitches or disruptions;

•	our ability to attract and retain our employees;

•	any changes in government regulations and policies; and

•	any changes in the general economic conditions specific to the internet and the movie industry.

We incur significant costs to protect electronically stored data and if our data is compromised despite this protection, we may incur additional costs, business interruption, lost opportunities and damage to our reputation.

We collect and maintain information and data necessary for conducting our business operations, which information includes proprietary and confidential data and personal information of our customers and employees. Such information is often maintained electronically, which includes risks of intrusion, tampering, manipulation and misappropriation. We implement and maintain systems to protect our digital data, but obtaining and maintaining these systems is costly and usually requires continuous monitoring and updating for technological advances and change. Additionally, we sometimes provide confidential, proprietary and personal information to third parties when required in connection with certain business and commercial transactions. For instance, we have entered into an agreement with a third party vendor to assist in processing employee payroll, and they receive and maintain confidential personal information regarding our employees. We take precautions to try to ensure that such third parties will protect this information, but there remains a risk that the confidentiality of any data held by third parties may be compromised. If our data systems, or those of our third party vendors and partners, are compromised, there may be negative effects on our business including a loss of business opportunities or disclosure of trade secrets. If the personal information we maintain is tampered with or misappropriated, our reputation and relationships with our partners and customers may be adversely affected, and we may incur significant costs to remediate the problem and prevent future occurrences.

We rely on the proper and efficient functioning of our computer and database systems, and a large-scale malfunction could result in disruptions to our business.

Our ability to keep our business operating depends on the proper and efficient operation of our computer and database systems, which are hosted by third party providers. Computer and database systems are susceptible to malfunctions and interruptions (including those due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems), and we cannot guarantee that we will not experience such malfunctions or interruptions in the future. A significant or large-scale malfunction or interruption of one or more of our computer or database systems could adversely affect our ability to keep our operations running efficiently. Any malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, prospects, financial condition and results of operations.

A downturn in the Indian and international economies or instability in financial markets, including a decreased growth rate and increased Indian price inflation, could materially and adversely affect our results of operations and financial condition.

Global economic conditions may negatively impact consumer spending. Prolonged negative trends in the global or local economies can adversely affect consumer spending and demand for our films and may shift consumer demand away from the entertainment we offer. For example, the results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, financial condition and results of operations. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last two years after the government of the United Kingdom formally initiates a withdrawal process. However, the referendum has created uncertainty about the future relationship between the United Kingdom and the European Union. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawing as well. These developments have had and may continue to have an adverse effect on global economic conditions and the stability of global financial markets.

According to the International Monetary Fund’s World Economic Outlook Database, published in April 2016, the GDP growth rate of India is projected to increase from approximately 7.2% in 2017 and 7.7% in 2018. The Central Statistics Office has estimated that the growth rate in GDP in the 12 month period ended March 31, 2016 was 7.6%.

A decline in attendance at theaters may reduce the revenues we generate from this channel, from which a significant proportion of our revenues are derived. If the general economic downturn continues to affect the countries in which we distribute our films, discretionary consumer spending may be adversely affected, which would have an adverse impact on demand for our theater, television and digital distribution channels. Economic instability and the continuing weak economy in India may negatively impact the Indian box office success of our Hindi, Tamil and Telugu films, on which we depend for a significant portion of our revenues.

Further, a sustained decline in economic conditions could result in closure or downsizing by, or otherwise adversely impact, industry participants on whom we rely for content sourcing and distribution. Any decline in demand for our content could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, global financial uncertainty has negatively affected the Indian financial markets.

Continued financial disruptions may limit our ability to obtain financing for our films. For example, any adverse revisions to India’s credit ratings for domestic and international debt by domestic or international rating agencies may adversely impact our ability to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Any such event could have a material adverse effect on our business, prospects, financial condition and results of operations. India has recently experienced fluctuating wholesale price inflation compared to historical levels. An increase in inflation in India could cause a rise in the price of wages, particularly for Indian film talent, or any other expenses that we incur. If this trend continues, we may be unable to accurately estimate or control our costs of production. Because it is unlikely we would be able to pass all of our increased costs on to our customers, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

Fluctuation in the value of the Indian Rupee against foreign currencies could materially and adversely affect our results of operations, financial condition and ability to service our debt.

While a significant portion of our revenues are denominated in Indian Rupees, certain contracts for our film content are or may be denominated in foreign currencies. Additionally, we report our financial results in U.S. dollars and most of our debt is denominated in U.S. dollars. We expect that the continued volatility in the value of the Indian Rupee against foreign currency will continue to have an impact on our business. The Indian Rupee experienced an approximately 6.3% drop in value as compared to the U.S. dollar in the Fiscal Year 2016 and 2.4% for the nine months ended December 31, 2016. In the Fiscal Year 2015 the drop was 3.7%. Changes in the growth of the Indian economy and the continued volatility of the Indian Rupee, may adversely affect our business. As of March 31, 2016, Eros International Plc had debt of $71.9 million in relation to a £50 million retail bond offering in October, 2014. There can be no assurance however that currency fluctuations will not lead to an increase in the amount of this debt.

Further, at the end of the Fiscal Year 2016 and for the nine months ended December 31, 2016, $163.2 million and $149.6 million, or 52% and 49%, respectively, of our debt, was denominated in U.S. dollars, and we may not generate sufficient revenue in U.S. dollars to service all of our U.S. dollar-denominated debt. Consequently, we may be required to use revenues generated in Indian Rupees to service our U.S. dollar-denominated debt. Any devaluation or depreciation in the value of the Indian Rupee, compared to the U.S. dollar, could adversely affect our ability to service our debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exchange Rate” for further information.

Although we have not historically done so, we may, from time to time, seek to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts to cover our intercompany indebtedness or outstanding receivables. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exchange Rate” for further information.

We face increasing competition with other films for movie screens, and our inability to obtain sufficient distribution of our films could have a material adverse effect on our business.

A substantial majority of the theater screens in India are typically committed at any one time to a limited number of films, and we compete directly against other producers and distributors of Indian films in each of our distribution channels. If the number of films released in the market as a whole increases it could create excess supply in the market, in particular at peak theater release times such as school and national holidays and during festivals, which would make it more difficult for our films to succeed.

Where we are unable to ensure a wide release for our films to maximize screenings in the first week of a film’s release, it may have an adverse impact on our revenues. Further, failure to release during peak periods, or the inability to book sufficient screens, could cause us to miss potentially higher gross box-office receipts and/or affect subsequent revenue streams, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We face increasing competition from other forms of entertainment, which could have a material adverse effect on our business.

We also compete with all other sources of entertainment and information delivery, including television, the internet and sporting events such as the Indian Premier League for cricket.

Technological advancements such as VOD, mobile and internet streaming and downloading have increased the number of entertainment and information delivery choices available to consumers and have intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences including crossover from our Eros Now online entertainment service could negatively impact consumer demand for our films, and there can be no assurance that occupancy rates at theaters or demand for our other distribution channels will not fall.

Competition within the Indian film industry is growing rapidly, and certain of our competitors are larger, have greater financial resources and are more diversified.

The Indian film industry’s rapid growth is changing the competitive landscape, increasing competition for content, talent and release dates. Growth in the Indian film industry has attracted foreign industry participants and competitors, such as Viacom Inc., The Walt Disney Company, 21st Century Fox and Sony Pictures, many of which are substantially larger and have greater financial resources, including competitors that own theaters and/or television networks. These larger competitors may have the ability to spend additional funds on production of new films, which may require us to increase our production budgets beyond what we originally anticipated in order to compete effectively. In addition, these competitors may use their financial resources to gain increased access to movie screens and enter into exclusive content arrangements with key talent in the Indian film industry. Unlike some of these major competitors that are part of larger diversified corporate groups, we derive substantially all of our revenue from our film entertainment business. If our films fail to perform to our expectations we are likely to face a greater adverse impact than would a more diversified competitor. In addition, other larger entertainment distribution companies may have larger budgets to monetize growing technological trends. If we are unable to compete with these companies effectively, our business prospects, results of operations and financial condition could suffer. With generally increasing budgets of Hindi, Tamil and Telugu films, we may not have the resources to distribute the same level of films as competitors with greater financial strength.

Piracy of our content, including digital and internet piracy, may adversely impact our revenues and business.

Our business depends in part on the adequacy, enforceability and maintenance of intellectual property rights in the entertainment products and services we create. Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release on DVDs, CDs and Blu-ray discs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free television and the internet.

Although DVD and CD sales represent a relatively small portion of Indian film and music industry revenues, the proliferation of unauthorized copies of these products results in lost revenue and significantly reduced pricing power, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In particular, unauthorized copying and piracy are prevalent in countries outside of the United States, Canada and Western Europe, including India, whose legal systems may make it difficult for us to enforce our intellectual property rights and in which consumer awareness of the individual and industry consequences of piracy is lower. With broadband connectivity improving, 3G internet penetration increasing and with the advent of 4G in India, digital piracy of our content is an increasing risk.

In addition, the prevalence of third party hosting sites and a large number of links to potentially pirated content make it difficult to effectively monitor and prevent digital piracy of our content. Existing copyright and trademark laws in India afford only limited practical protection and the lack of internet-specific legislation relating to trademark and copyright protection creates a further challenge for us to protect our content delivered through such media. Additionally, we may seek to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and revenue losses. Even the highest levels of security and anti-piracy measures may fail to prevent piracy.

Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Regardless of the legitimacy or the success of these claims, we could incur costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be unable to adequately protect or continue to use our intellectual property. Failure to protect such intellectual property may negatively impact our business.

We rely on a combination of copyrights, trademarks, service marks and similar intellectual property rights to protect our name and branded products. The success of our business, in part, depends on our continued ability to use this intellectual property in order to increase awareness of the Eros name. We attempt to protect these intellectual property rights through available copyright and trademark laws. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the Eros name and other Eros intellectual property. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase.

Further, many existing laws governing property ownership, copyright and other intellectual property issues were adopted before the advent of the internet and do not address the unique issues associated with the internet, personal entertainment devices and related technologies, and new interpretations of these laws in response to emerging digital platforms may increase our digital distribution costs, require us to change business practices relating to digital distribution or otherwise harm our business. We also distribute our branded products in some countries in which there is no copyright or trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our branded products or certain portions or applications of our branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate copyrights, trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Eros name could be harmed, which could adversely affect our business and results of operations.

We may be unable to continue to use the domain names that we use in our business, or prevent third parties from acquiring and using domain names that infringe on, are similar to or otherwise decrease the value of our brand or our trademarks or service marks.

We have registered several domain names for websites that we use in our business, such as erosplc.com, erosentertainment.com, erosnow.com and although our Indian subsidiaries currently own over 55 registered trademarks, we have not obtained a registered trademark for any of our domain names. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our products under a new domain name, which could cause us to lose users of our websites, or to incur significant expense in order to purchase rights to such a domain name. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States, India and elsewhere.

We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to or otherwise decrease the value of our brand, trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention.

Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Regardless of the validity or the success of the assertion of any claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business and results of operations. Our services and products could infringe upon the intellectual property rights of third parties.

Other parties, including our competitors, may hold or obtain patents, trademarks, copyright protection or other proprietary rights with respect to their previously developed films, characters, stories, themes and concepts or other entertainment, technology and software or other intellectual property of which we are unaware. In addition, the creative talent that we hire or use in our productions may not own all or any of the intellectual property that they represent they do, which may instead be held by third parties. Consequently, the film content that we produce and distribute or the software and technology we use may infringe the intellectual property rights of third parties, and we frequently have infringement claims asserted against us. Any claims or litigation, justified or not, could be time-consuming and costly, harm our reputation, require us to enter into royalty or licensing arrangements that may not be available on acceptable terms or at all or require us to undertake creative changes to our film content or source alternative content, software or technology. Where it is not possible to do so, claims may prevent us from producing and/or distributing certain film content and/or using certain technology or software in our operations. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our ability to remain competitive may be adversely affected by rapid technological changes and by an inability to access such technology.

The Indian film entertainment industry continues to undergo significant technological developments, including the ongoing transition from film to digital media. We may be unsuccessful in adopting new digital distribution methods or may lose market share to our competitors if the methods that we adopt are not as technologically sound, user-friendly, widely accessible or appealing to consumers as those adopted by our competitors. For example, our on-demand entertainment portal accessible via internet-enabled devices, Eros Now, may not achieve the desired growth rate.

Further, advances in technologies or alternative methods of product delivery or storage, or changes in consumer behavior driven by these or other technologies, could have a negative effect on our home entertainment market in India. If we fail to successfully monetize digital and other emerging technologies, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our financial condition and results of operations fluctuate from period to period due to film release schedules and other factors and may not be indicative of results for future periods.

Our financial condition and results of operations for any period fluctuate due to film release schedules in that period, none of which we can predict with reasonable certainty. Theater attendance in India has traditionally been highest during school holidays, national holidays and during festivals, and we typically aim to release big-budget films at these times. This timing of releases also takes account of competitor film releases, Indian Premier League cricket matches and the timing dictated by the film production process. As a result, our quarterly results can vary from one year to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Additionally, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change. Further shortening of these periods could adversely impact our revenues if consumers opt to view a film on one distribution platform over another, resulting in the cannibalizing of revenues across distribution platforms. Additionally, because our revenue and operating results are seasonal in nature due to the impact of the timing of new releases, our revenue and operating results may fluctuate from period to period, and which could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our accounting practices and management judgments may accentuate fluctuations in our annual and quarterly operating results and may not be comparable to other film entertainment companies.

For first release film content, we use a stepped method of amortization and a first 12 months amortization rate based on management’s judgment taking into account historic and expected performance, typically amortizing 50% of the capitalized cost for high budget films released during or after the Fiscal Year 2014, and 40% of the capitalized cost for all other films, in the first 12 months of their initial commercial monetization, and then the balance evenly over the lesser of the term of the rights held by us and nine years. Our management has determined to adjust the first-year amortization rate for high budget films because of the high contribution of theatrical revenue. Similar management judgment taking into account historic and expected performance is used to apply a stepped method of amortization on a quarterly basis within the first 12 months, within the overall parameters of the annual amortization.

Typically 25% of capitalized cost for high budget films released during or after the Fiscal Year 2014, and 20% of capitalized cost for all other films, is amortized in the initial quarter of their commercial monetization. In the Fiscal Year 2009 and the Fiscal Years prior to 2009, the balance of capitalized film content costs were amortized evenly over a maximum of four years rather than nine. Because management judgment is involved regarding amortization amounts, our amortization practices may not be comparable to other film entertainment companies. In the case of film content that we acquire after its initial monetization, commonly referred to as library, amortization is spread evenly over the lesser of ten years after our acquisition or our license period. At least annually, we review film and content rights for indications of impairment in accordance with IAS 36: Impairment of Assets, an International Accounting Standard, or IAS.

The amount of revenue which we report may be impacted by a new accounting standard dealing with revenue from customers.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

IFRS 15 is effective for Fiscal Years beginning on or after January 1, 2018 wherein earlier adoption is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements. Because the amendment to IFRS 15 has not yet been implemented widely, we cannot yet predict how it will impact our revenues under the new standard. The amendment to IFRS 15 affects all IFRS reporting companies. When the amendment becomes effective, it may have an impact on our consolidated financial statements and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information.

If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

When we cease to qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we will become subject to additional requirements under the Sarbanes-Oxley Act or the SOX Act, including Section 404(b) of the SOX Act which will require our independent registered public accounting firm attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. However, because we qualify as an “emerging growth company” under the JOBS Act, these attestation requirements do not apply to us for up to five years after November 18, 2013, the date of our initial public offering in the United States, unless we cease to qualify as an “emerging growth company.” Our management may conclude in future years, that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. If we identify control deficiencies as a result of the assessment process in the future, we may be unable to conclude that we have effective internal controls over financial reporting, which are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting and certify the same in a timely manner, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our A ordinary shares.

Our revenue is subject to significant variation based on the timing of certain licenses and contracts we enter into that may account for a large portion of our revenue in the period in which it is completed, which could adversely affect our operating results.

From time to time, we license film content rights to a group of films pursuant to a single license that constitutes a large portion of our revenue for the Fiscal Year in which the revenue from the license is recognized. The timing and size of similar licenses subjects our revenue to uncertainties and variability from period to period, which could adversely affect our operating results. We expect that we will continue to enter into licenses with customers that may represent a significant concentration of our revenues for the applicable period and we cannot guarantee that these revenues will recur.

We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.

We have entered, and may continue to enter, into transactions with related parties. We also rely on the Founders Group, which consists of Beech Investments Limited, Kishore Lulla and Vijay Ahuja and associates and enterprises controlled by certain of our directors and key management personnel for certain key development and support activities. While we believe that the Founders Group’s interests are aligned with our own, such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms had such transactions been entered into with unrelated parties. If future transactions with related parties are not entered into on an arm’s-length basis, our business may be materially harmed.

Further, because certain members of the Founders Group are controlling shareholders of, or have significant influence on, both us and our related parties, conflicts of interest may arise in relation to dealings between us and our related parties and may not be resolved in our favor. For further information, see “Certain Relationships and Related Party Transactions.”

We may encounter operational and other problems relating to the operations of our subsidiaries, including as a result of restrictions in our current shareholder agreements.

We operate several of our businesses through subsidiaries. Our financial condition and results of operations significantly depend on the performance of our subsidiaries and the income we receive from them. Our business may be adversely affected if our ability to exercise effective control over our non-wholly owned subsidiaries is diminished in any way. Although we control these subsidiaries through direct or indirect ownership of a majority equity interest or the ability to appoint the majority of the directors on the boards of such companies, unanimous board approval is required for major decisions relating to certain of these subsidiaries. To the extent there are disagreements between us and our various minority shareholders regarding the business and operations of our non-wholly owned subsidiaries, we may be unable to resolve them in a manner that will be satisfactory to us. Our minority shareholders may:

•	be unable or unwilling to fulfill their obligations, whether of a financial nature or otherwise;

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our instructions, policies or objectives;

•	take actions that are not acceptable to regulatory authorities;

•	have financial difficulties; or

•	have disputes with us.

Any of these actions could have a material adverse effect on our business, prospects, financial condition and results of operations.

Eros India has entered into shareholder agreements with third party shareholders of two of its non-wholly-owned subsidiaries, Big Screen Entertainment Private Limited, and Ayngaran International Limited (“Ayngaran”), and have signed a term sheet with Colour Yellow Productions Private Limited. See “Business” for further information. These agreements contain various restrictions on our rights in relation to these entities, including restrictions in relation to the transfer of shares, rights of first refusal, reserved board matters and non-solicitation of employees by us. We may also face operational limitations due to restrictive covenants in such shareholder agreements. In addition, under the terms of our shareholder agreement in relation to Big Screen Entertainment Private Limited, disputes between partners are required to be submitted to arbitration in Mumbai, India. These restrictions in our current shareholder agreements, and any restrictions of a similar or more onerous nature in any new or amended agreements into which we may enter, may limit our control of the relevant subsidiary or our ability to achieve our business objectives, as well as limiting our ability to realize value from our equity interests, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The interests of the other shareholders with respect to the operation of Big Screen Entertainment Private Limited, Colour Yellow Productions Private Limited and Ayngaran may not be aligned with our interests. As a result, although we own a majority of the ownership interest in each of Big Screen Entertainment Private Limited, Ayngaran and 50% of the shareholding of Colour Yellow Productions Private Limited, taking actions that require approval of the minority shareholders (or their representative directors), such as entering into related party transactions, selling material assets and entering into material contracts, may be more difficult to accomplish.

We depend on the services of senior management.

We have, over time, built a strong team of experienced professionals on whom we depend to oversee the operations and growth of our businesses. We believe that our success substantially depends on the experience and expertise of, and the longstanding relationships with key talent and other industry participants built by, our senior management. Any loss of our senior management, any conflict of interest that may arise for such management or the inability to recruit further senior managers could impede our growth by impairing our day-to-day operations and hindering development of our business and our ability to develop, maintain and expand relationships, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

In recent years, we have experienced additions to our senior management team, and our success depends in part on our ability to successfully integrate these new employees into our organization. We anticipate the need to hire additional members in senior management in connection with the expansion of our digital business. While some members of our senior management have entered into employment agreements that contain non-competition and non-solicitation provisions, these agreements may not be enforceable in the Isle of Man, India or the United Kingdom, whose laws govern these agreements or where our members of senior management reside. Even if enforceable, these non-competition and non-solicitation provisions are for limited time periods.

To be successful, we need to attract and retain qualified personnel.

Our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Competition for the caliber of talent required to produce and distribute our films continues to increase. We cannot assure you that we will be successful in identifying, attracting, hiring, training and retaining such personnel in the future. If we were unable to hire, assimilate and retain qualified personnel in the future, such inability would have a material adverse effect on our business and financial condition.

We are currently migrating to an SAP ERP system, which could substantially disrupt our business, and our failure to successfully integrate our IT systems across our international operations could result in additional costs and diversion of resources and management attention.

We are currently in the process of migrating to an SAP ERP system to replace several of our existing IT systems. We have completed this accounting migration in India, but the process is ongoing in the rest of the world and the implementation has been delayed.

Also we have not yet integrated supporting modules into the SAP ERP system, such as a module to manage our film library. This integration and migration may lead to unforeseen complications and expenses, and our failure to efficiently integrate and migrate our IT systems could substantially disrupt our business. We will implement further modules within SAP ERP once the initial worldwide integration has been completed. The SAP ERP system will be implemented globally in our different office locations and will need to accommodate our multilingual operations, resulting in further difficulties in such implementation. Our failure to successfully integrate our IT systems across our international operations could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

Some viewers or civil society organizations may find our film content objectionable.

Some viewers or civil society organizations in India or other countries may object to film content produced or distributed by us based on religious, political, ideological or any other positions held by such viewers. This applies in particular, to content that is graphic in nature, including violent or romantic scenes and films that are politically oriented or targeted at a segment of the film audience. Viewers or civil society organizations, including interest groups, political parties, religious or other organizations may assert legal claims, seek to ban the exhibition of our films, protest against us or our films or object in a variety of other ways. Any of the foregoing could harm our reputation and could have a material adverse effect on our business, prospects, financial condition and results of operations. The film content that we produce and distribute could result in claims being asserted, prosecuted or threatened against us based on a variety of grounds, including defamation, offending religious sentiments, invasion of privacy, negligence, obscenity or facilitating illegal activities, any of which could have a material adverse effect on our business, prospects, financial condition or results of operations.

Our films are required to be certified in India by the Central Board of Film Certification.

Pursuant to the Indian Cinematograph Act, 1952, or the Cinematograph Act, films must be certified for adult viewing or general viewing in India by the Central Board of Film Certification, or CBFC, which looks at factors such as the interest of sovereignty, integrity and security of the relevant country, friendly relations with foreign states, public order and morality. There may be similar requirements in the United Kingdom, Canada and Australia, among other jurisdictions. We may be unable to obtain the desired certification for each of our films and we may have to modify the title, content, characters, storylines, themes or concepts of a given film in order to obtain any certification or a desired certification for broadcast release that will facilitate distribution and monetization of the film. Any modification or receipt of an undesirable certification could reduce the appeal of any affected film to our target audience and reduce our revenues from that film, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Litigation and negative claims about us or the Indian film entertainment industry generally could have a material adverse impact on our reputation, our relationship with distributors and co-producers and our business operations.

We and certain of our directors and officers are subject to various legal civil and criminal proceedings in India. We are also subject to certain tax proceedings in India, including service tax claims aggregating to approximately $58.5 million, value added tax and sales tax claims aggregating to approximately $3.9 million as of December 31, 2016 for the period between Fiscal 2010 to Fiscal 2015. In addition, there have been certain public allegations made against the Indian film entertainment industry generally, as well as against certain of the entities and individuals currently active in the industry about purported links to organized crime and other negative associations. As our success in the Indian film industry partially depends on our ability to maintain our brand image and corporate reputation, in particular in relation to our dealings with creative talent, co-producers, distributors and exhibitors, any such proceedings or allegations, public or private, whether or not routine or justified, could tarnish our reputation and cause creative talent, co-producers, distributors and exhibitors not to work with us. See “Business — Litigation” for further details.

In addition, the nature of our business and our reliance on intellectual property and other proprietary rights subjects us to the risk of significant litigation. Litigation, or even the threat of litigation, can be expensive, lengthy and disruptive to normal business operations, and the results of litigation are inherently uncertain and may result in adverse rulings or decisions. We may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on our business, prospects, financial condition or results of operations.

Our performance in India is linked to the stability of its policies, including taxation policy, and the political situation.

The role of Indian central and state governments in the Indian economy has been and remains significant. Since 1991, India’s government has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The rate of economic liberalization could change, and specific laws and policies affecting companies in the media and entertainment sector, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies, and in particular, policies in relation to the film industry, could disrupt business and economic conditions in India and thereby affect our business.

Taxes generally are levied on a state-by-state basis for the Indian film industry. Recently, there has been interest in rationalizing the industry’s taxes by instituting a uniform set of entertainment taxes administered by the Indian government. Such changes may increase our tax rate, which could adversely affect our financial condition and results of operations. Furthermore, in certain states, theater multiplexes have enjoyed entertainment tax benefits that may be disrupted or discontinued if India moves to a uniform entertainment tax system. This could slow the construction of new multiplexes, and may impact single screen theaters in tier 2 and tier 3 cities converting their 1,000 seater theaters into multiplexes with 2 or 3 screens with seating capacity of 300 seats or less, which we believe is a key driver for domestic theatrical revenue growth. Separately, there are certain deductions available to film producers for expenditures on production of feature films released during a given year. These tax benefits may be discontinued and impact current and deferred tax liabilities. In addition, the government of India has issued and may continue to issue tariff orders setting ceiling prices for distribution of content on cable television service charges in India.

Other proposed changes in the Indian law and policy environment which may have an impact on our business, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with any such changes in applicable law and policy include the following:

•	the Government of India has issued revised Income Computation and Disclosure Standards (“ICDS”) that will be applied in computing taxable income and payment of income taxes thereon, applicable with effect from the assessment period for the Fiscal Year 2017. ICDS shall apply to all taxpayers following an accrual system of accounting for the purpose of computation of income under the heads of “profits and gains of business or profession” and “income from other sources”. Such specific standards for computation of income taxes in India are relatively new, and the impact of the ICDS on our results of operations and financial condition is uncertain.

•	the General Anti Avoidance Rules (“GAAR”) will come into effect from April 1, 2017. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain.

•	The Government of India has proposed a comprehensive national goods and services tax (“GST”) regime that will combine taxes and levies by the central and state governments into a unified rate structure. In this regard, the Constitution (101 Amendment) Act 2016, which received Presidential assent on September 8, 2016, enables the Government of India and state governments to introduce GST. While the Government of India and certain state governments have announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information in the public domain concerning the GST, we cannot provide any assurance as to this or any other aspect of the tax regime following implementation of the GST. The implementation of this rationalized tax structure may be affected by any disagreement between certain state governments, which may create uncertainty. Any future increases or amendments may affect the overall tax efficiency of companies operating in India and may result in significant additional taxes becoming payable. If, as a result of a particular tax risk materializing, the tax costs associated with certain transactions are greater than anticipated, it could affect the profitability of such transactions.

An equalization levy or EL in respect of e-commerce transactions has been introduced in India with effect from June 1, 2016. EL is to be deducted in respect of payments towards “specified services” (in excess of INR 100,000). A “specified service” means online advertisement, any provision for digital advertising space or any other facility or service for the purpose of online advertisement and includes any other service as may be notified. Deduction of EL at the rate of six per cent (on a gross basis) is the responsibility of Indian residents / non-residents having a permanent establishment or PE in India on payments to non-residents (not having a PE in India). Consequently, if a non-resident (not having a PE in India) earns income towards a “specified service” which is chargeable to EL, then the same would be exempt in the hands of non-resident company.

Our business and financial performance could be adversely affected by unfavorable changes in or applications or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business. Such unfavorable changes could decrease demand for our products, increase costs and/or subject us to additional liabilities.

In addition, tax increases could place pricing pressures on cable television service providers and broadcasters, which may, among other things, restrict the ability and willingness of cable television broadcasters in India to pay for content acquisition, including for our films. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

Natural disasters, epidemics, terrorist attacks and other acts of violence or war could adversely affect the financial markets, result in a loss of business confidence and adversely affect our business, prospects, financial condition and results of operations.

Numerous countries, including India, have experienced community disturbances, strikes, terrorist attacks, riots, epidemics and natural disasters. These acts and occurrences may result in a loss of business confidence and could cause a temporary suspension of our operations, for example, local authorities close theaters and could have an adverse effect on the financial markets and economies of India and other countries. Such closures have previously, and could in the future, impact our ability to exhibit our films and have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, travel restrictions as a result of such events may interrupt our marketing and distribution efforts and have an adverse impact on our ability to operate effectively.

Our insurance coverage may be inadequate to satisfy future claims against us.

While we believe that we have adequately insured our operations and property in a way that we believe is customary in the Indian film entertainment industry and in amounts that we believe to be commercially appropriate, we may become subject to liabilities against which we are not adequately insured or against which we cannot be insured, including losses suffered that are not easily quantifiable and cause severe damage to our reputation. Film bonding, which is a customary practice for U.S. film companies, is rarely used in India. Even if a claim is made under an existing insurance policy, due to exclusions and limitations on coverage, we may not be able to successfully assert our claim for any liability or loss under such insurance policy. In addition, in the future, we may not be able to maintain insurance of the types or in the amounts that we deem necessary or adequate or at premiums that we consider appropriate. The occurrence of an event for which we are not adequately or sufficiently insured including any class action litigation, the successful assertion of one or more large claims against us that exceed available insurance coverage, the successful assertion of claims against our co-producers, or changes in our insurance policies could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed and we may lose our ability to control its activities.

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed on the Indian stock exchanges. As such, under Indian law, minority stockholders have certain rights and protections against oppression and mismanagement. Further, as of December 31, 2016 we owned approximately 73.54% of Eros India. Over time, we may lose control over its activities and, consequently, lose our ability to consolidate its revenues.

Dividend distributions by our subsidiaries are subject to certain limitations under local laws, including Indian and Dubai law and other contractual restrictions.

As a holding company, we rely on funds from our subsidiaries to satisfy our obligations. Dividend payments by our subsidiaries, including Eros India, are subject to certain limitations under local laws. For example, under Indian law, dividends other than in cash are not permitted and cash dividends are only permitted to be paid out of distributable profits. Dubai law imposes similar limitations on dividend payments. An Indian company paying dividends is also liable to pay dividend distribution tax at an effective rate of 20.3% including cess and surcharge. In addition, the Shareholders Agreement of Ayngaran, limits the ability of that entity to pay dividends without shareholders’ approval.

The Relationship Agreement with our subsidiaries may not reflect market standard terms that would have resulted from arm’s length negotiations among unaffiliated third parties and may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The 2016 Relationship Agreement between Eros Worldwide, Eros India and certain other Eros entities (the “Relationship Agreement”) exclusively assigns to Eros Worldwide and its subsidiaries outside of India (the “Eros International Group”) certain intellectual property rights and all distribution rights for Indian and certain other language films, excluding certain Tamil films (and other than global digital distribution rights, which are retained by Eros Worldwide), in all territories other than India, Nepal, and Bhutan, that are held by between Eros India and certain of its subsidiaries (the “Eros India Group”). In return, Eros Worldwide provides a lump sum minimum guarantee fee for each assigned film to the Eros India Group plus certain additional contingent amounts.

The Relationship Agreement may not reflect terms that would have resulted from arm’s length negotiations among unaffiliated third parties, and the Eros’s future operating results may be negatively affected if it does not receive terms as favorable in future negotiations with unaffiliated third parties. Further, as Eros does not have complete control of Eros India, it may lose control over its activities and, consequently, its ability to ensure its continued performance under the Relationship Agreement.

The transfer pricing arrangements in the Relationship Agreement are not binding on the applicable taxing authorities, and may be subject to scrutiny by such taxing authorities. Accordingly, there may be material and adverse tax consequences if the applicable taxing authorities challenge these arrangements, and they may adjust our income and expenses for tax purposes for both present and prior tax years, and assess interest on the adjusted but unpaid taxes.

Our indebtedness could adversely affect our operations, including our ability to perform our obligations, fund working capital and pay dividends.

As of March 31, 2016, we had $311.9 million of borrowings outstanding of which $136.8 million is repayable within one year. As of December 31, 2016 we had $293.6 million of borrowings of which $126.1 million is repayable within one year. We may also incur substantial additional indebtedness. Our indebtedness could have important consequences to you, including the following:

•	we may be unsuccessful in refinancing our revolving credit facility;

•	we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default could result;

•	we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;

•	in order to manage our debt and cash flows, we may increase our short-term indebtedness and decrease our long-term indebtedness which may not achieve the desired results;

•	covenants relating to our indebtedness may restrict our ability to make distributions to our shareholders;

•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	bank lenders are able to require us to repay their secured loans to each of Eros India and Eros International Limited prior to their maturity, which as of March 31, 2016, represented $60.5 million and $94.5 million as of December 31, 2016 of the outstanding indebtedness of Eros India and $15.52 million as of March 31, 2016 and $16.7 million as of December 31, 2016 of the outstanding indebtedness of Eros International Limited. Further in the event we decide to repay certain lenders of Eros India, we will be required to obtain their prior approval and/or prior notice of up to 30 days and this may also involve levy of prepayment charges of up to 2%;

•	certain Eros India loan agreements are subject to annual renewal, and until these renewals are obtained, the lenders under these loan agreements may at any time require repayment of amounts outstanding. As at December 31, 2016 no loan agreements were pending annual renewal;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be placed at a competitive disadvantage compared to our competitors with less debt; and

•	we may have difficulty repaying or refinancing our obligations under our senior credit facilities on their respective maturity dates.

If any of these consequences occur, our financial condition, results of operations and ability to pay dividends could be adversely affected. This, in turn, could negatively affect the market price of our A ordinary shares, and we may need to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital.

We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all.

Our ability to incur debt and the use of our funds could be limited by the restrictive covenants in the existing credit facilities as well as our GBP denominated London Stock Exchange listed bond (“UK Retail Bond”).

Our revolving credit facility and the UK Retail Bond contain restrictive covenants, as well as requirements to comply with certain leverage and other financial maintenance tests. These covenants and requirements could limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place us at a disadvantage compared to some of our competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions or other opportunities.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Based on interest rates as of December 31, 2016, and assuming no additional borrowings or principal payments on our revolving credit facilities and the UK Retail Bond until their maturities, we would need approximately $219.9 million over the next year, and $49.3 million over the next five years, to meet our principal and interest payments under our debt agreements. Our ability to satisfy our debt obligations will depend upon, among other things:

•	our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control;

•	our ability to refinance our debt as it becomes due, which will be affected by the cost and availability of credit; and

•	our future ability to borrow under our revolving credit facilities, the availability of which depends on, among other things, our compliance with the covenants in our revolving credit facilities.

There can be no assurance that our business will generate sufficient cash flow from operations, or that we will be able to refinance debt as it comes due or draw under our revolving credit facilities in an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, or seek additional capital. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. If we are unable to generate sufficient cash flow, refinance our debt on favorable terms or sell additional debt or equity securities or our assets, it could have a material adverse effect on our financial condition and on our ability to make payments on our indebtedness.

Our trade accounts receivables were $203.5 million as of December 31, 2016, $169.3 million as of March 31, 2016 and $197.8 million as of March 31, 2015. If the cash flow, working capital, financial condition or results of operations of our customers deteriorate, they may be unable, or they may otherwise be unwilling, to pay trade account receivables owed to us promptly or at all. In addition, from time to time, we have significant concentrations of credit risk in relation to our trade account receivables as a result of individual theatrical releases, television syndication deals or music licenses. Although we use contractual terms to stagger receipts and/or the release or airing of content, as of March 31, 2016, 54.2% of our trade account receivables were represented by our top five debtors, compared to 56% as of March 31, 2015. Any substantial defaults or delays by our customers could materially and adversely affect our cash flow, and we could be required to terminate our relationships with customers, which could adversely affect our business, prospects, financial condition, results of operations.

We face risks relating to the international distribution of our films and related products.

We derive a significant percentage of our net revenues from customers located outside of India. We derived 42.1% of our Fiscal Year 2016 net revenue from the monetization of our films in territories outside of India. We derived 45.32% of our revenues for the nine months ended December 31, 2016 from the monetization of our films in territories outside India. We do not track revenues by geographical region other than based on our Company or customer domicile and not necessarily the country where the rights have been monetized or licensed. As a result, revenue by customer location may not be reflective of the potential of any given market. As a result of changes in the location of our customers, our revenues by customer location may vary year to year. Further, we may enter into a number of our contracts for international markets that have longer payment cycles that may extend up to a year from the date of the contract creating a mismatch in revenue and cash received.

We are currently in the process of entering the China market and estimate contributing to the budgets in excess of $20 million to at least two Indo-Chinese co-productions. If we are unsuccessful in the production, distribution and monetization of films not only in India but also in the international markets including China, we may suffer losses and it may materially affect our growth prospects.

Our business is subject to risks inherent in international trade, many of which are beyond our control. These risks includes:

•	fluctuating foreign exchange rates;

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;

•	differing cultural tastes and attitudes, including varied censorship laws;

•	differing degrees of protection for intellectual property;

•	financial instability and increased market concentration of buyers in other markets;

•	higher past due debtor days and difficulty of collecting trade receivables across multiple jurisdictions;

•	the instability of other economies and governments; and

•	war and acts of terrorism.

Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-Indian sources, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may pursue acquisition opportunities, which could subject us to considerable business and financial risk.

We evaluate potential acquisitions of complementary businesses on an ongoing basis and may from time to time pursue acquisition opportunities. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities or consummating acquisitions on acceptable terms. Future acquisitions may result in near term dilution to earnings, including potentially dilutive issuances of equity securities or issuances of debt. For instance, in Fiscal 2016, our subsidiary, Eros India acquired 100% of the shares and voting interest in Techzone, to utilize Techzone’s billing integration and distribution across major telecom operations in India, in order to complement our Eros Now services. Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

•	diverting of financial and management resources from existing operations;

•	incurring indebtedness and assuming additional liabilities, known and unknown, including liabilities relating to the use of intellectual property we acquire;

•	incurring significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;

•	experiencing an adverse impact on our earnings from the amortization or impairment of acquired goodwill and other intangible assets;

•	failing to successfully integrate the operations and personnel of the acquired businesses;

•	entering new markets or marketing new products with which we are not entirely familiar; and

•	failing to retain key personnel of, vendors to and clients of the acquired businesses.

If we are unable to address the risks associated with acquisitions, or if we encounter expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, we may fail to achieve acquisition synergies and may be required to focus resources on integration of operations rather than on our primary business activities. In addition, future acquisitions could result in potentially dilutive issuances of our A ordinary shares, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

The Founders Group, which includes our Chairman, Kishore Lulla, holds a substantial interest in and, through the voting rights afforded to our B ordinary shares and held by the Founders Group, will continue to have the ability to exercise a controlling influence over our business, which will limit your ability to influence corporate matters.

Our B ordinary shares have ten votes per share and our A ordinary shares, which are trading on the NYSE, have one vote per share. As of December 31, 2016, the Founders Group collectively owns 44.56% of our issued share capital in the form of 5,318,010 A ordinary shares, representing 13.7% of the voting power of our outstanding A ordinary shares, and 21,712,715 B ordinary shares, representing all of our B ordinary shares and 100% of the voting power of our outstanding B ordinary shares.

Due to the disparate voting powers attached to our two classes of ordinary shares, the Founders Group continues to have significant influence over management and affairs and over all matters requiring shareholder approval, including our management and policies and the election of our directors and senior management, the approval of lending and investment policies, revenue budgets, capital expenditure, dividend policy, significant corporate transactions, such as a merger or other sale of our Company or its assets and strategic acquisitions, for the foreseeable future. In addition, because of this dual class structure, the Founders Group will continue to be able to control all matters submitted to our shareholders for approval unless and until they come to own less than 10% of the outstanding ordinary shares, when all B ordinary shares held by the Founders Group will automatically convert into A ordinary shares on a one-for-one basis.

This concentrated control could delay, defer or prevent a change in control of our Company, impede a merger, consolidation, takeover or other business combination involving our Company, or discourage a potential acquirer from making a tender offer, initiating a potential merger or takeover or otherwise attempting to obtain control of the Company even though other holders of A ordinary shares may view a change in control as beneficial. Many of our directors and senior management also serve as directors of, or are employed by, our affiliated companies, and we cannot guarantee that any conflicts of interest will be resolved in our favor. As a result of these factors, members of the Founders Group may influence our material policies in a manner that could conflict with the interests of our shareholders.

BUSINESS

Company Overview

Eros International Plc:

Eros International Plc is a leading global company in the Indian film entertainment industry, which coproduces, acquires and distributes Indian language films in multiple formats worldwide. The Company was founded in 1977 and is one of the oldest companies in the Indian film industry to focus on international markets. We believe we are pioneers in our business. Our success is built on the relationships we have cultivated since our inception with leading talent, production companies, exhibitors and other key participants in our industry. Leveraging these relationships, we have aggregated rights to over 3,000 films in our library, including recent and classic titles that span different genres, budgets and languages.

Eros Now, our digital OTT entertainment service, has rights to over 5,000 films across Hindi and regional languages from Eros’s internal library and third party aggregated content, which we believe makes it one of the largest Indian movie offering platforms around the world.

We have a multi-platform business model and derive revenues from the following three distribution channels:

•	Theatrical: The theatrical channel largely includes revenues from multiplex chains and single screen theaters. We are a leading player in a growing and under-penetrated cinema market with three out of top four and seven out of top 15 box office hits in calendar year 2015. We operate with a large film slate of over 60 films annually and released a total of 63 films in Fiscal Year 2016, including six high budget films and 16 medium budget films, which is indicative of our scale and leading market position. For the nine months ended December 31, 2016, we released a total of 40 films.

•	Television Syndication: We de-risk our theatrical revenues while enhancing revenue predictability through pre-sales and television syndication which includes satellite television broadcasting, cable television and terrestrial television which are facilitated by our long-standing Eros brand, reputation and industry relationships. We license Indian film content (usually a combination of new releases and existing films in our library) over a stated period of time in exchange for a license fee; and

•	Digital and ancillary: In addition to our theatrical and television distribution networks, we have a global network for the digital distribution of our content, which consists of full length films, music, music videos, clips and other video content. Through our digital distribution channel we mainly monetize music assets and distribute movies and other content primarily in IPTV, VOD (including SVOD and DTH) and online internet channels. This enables us to prolong the lifecycle of our films and film library. We are present in a high-growth digital market with India projected to have over 825 million internet users by 2020, according to the FICCI - KPMG Report. Eros Now, our digital over-the top or OTT entertainment service, with over 58 million registered users globally, is the leading digital Indian content platform and provides us with an added competitive advantage to distribute and monetize our content more effectively.

Content development and acquisition

The success of our film distribution business lies in our ability to acquire and develop content. We have been building and adding to our film library for the past 39 years and each year, through acquisition and co-production arrangements, we seek to acquire rights to 60 to 70 additional films. We currently own or have license rights over approximately 3,000 films, including recent and classic titles that span different genres, budgets and languages. Each year, we focus on co-production, acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. For Fiscal Year 2016, we released a total of 63 films in India and overseas. These comprised 33 new Hindi films, of which three were high budget films, and 21 Tamil and Telugu language films of which three were high budget films. For the nine months ended December 31, 2016 we released a total of 40 films comprising 12 Hindi films, 16 Tamil/Telegu films and 12 regional language films. The Company’s strong portfolio of films drove theatrical, television and digital/ancillary revenues worldwide with key titles such as Housefull 3 (Hindi), Sardaar Gabbar Singh (Telegu), Baar Baar Dekho (Hindi), Dishoom (Hindi) and Ki and Ka (Hindi), Rock On 2 (Hindi), Kahaani 2 (Hindi), Chaar Sahibzaade 2 (Punjabi) and Double Feluda (Bengali) contributing a significant share to our revenue for the nine month period ended December 31, 2016.

For Fiscal Year 2016 and for the nine months ended December 31, 2016, our aggregate revenues were $274.4 million and $200.3 million respectively, which were derived from theatrical, television syndication and digital and ancillary distribution channels. Our typical annual slate of new releases consists of both Hindi language films and regional language films, primarily Tamil, and to a lesser extent other regional Indian languages. Our most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) which we release globally. Of the total 60-70 movies acquired in a year, four to six are high budget films. We release five to thirteen medium budget films each year which mainly comprise Hindi, Tamil and Telegu language firms. This annual release slate is built around the high budget films to create a slate that will attract varying segments of the audience. The low budget film slate consists of Hindi, Tamil, Telugu and other language films.

We have maintained our focus on high and medium budget Hindi films because these films typically have better production values, more recognizable stars that attract larger theatrical audiences and also drive higher revenues from television syndication in India. We seek to mitigate the risks associated with these high budget films through the use of our extensive pre-sale strategies. We have increased our focus on high and medium budget Tamil and Telugu films for similar reasons. In addition, we can release a Tamil and Hindi film on the same date as they cater to different audiences, which allow us to effectively schedule releases for our film portfolio and to take a greater combined share of the box office on those release dates.

With a focus on creating intellectual property in-house along with delivering wholesome entertainment to audiences, we have entered into key co-production partnerships with producers and directors. Colour Yellow Production, a subsidiary of Eros India with Anand L Rai has announced film releases across budgets, genres and languages, which also includes Anand L Rai’s directorial venture starring Shah Rukh Khan. This co-production model along with our in-house production franchise ‘Trinity’ gives us better visibility on actual cost of production ensuring capped budgets and exclusive distribution rights, typically for at least 20 years.

In-House Production Arm — Trinity Pictures

We set up Trinity Pictures in Fiscal Year 2015 as what we believe to be one of India’s first dedicated franchise studios that that creates valuable intellectual property around powerful character and plot-driven franchises and monetizes these properties across films, merchandising, gaming amongst others. Trinity’s first franchise Sniff-I Spy is in production and is set for release in Fiscal Year 2018. Sniff comics and mobile games will also hit the markets following the movie’s release.

Trinity Pictures, the company’s visionary venture and in-house franchise label has five franchises across new and diverse genres lined up in the next couple of years — a spy-superhero film, Sniff directed by Amole Gupte, a live action bilingual (Hindi and Tamil) elephant film to be directed by multiple award winning Tamil director, Prabhu Solomon, ace director Krish’s buddy cop film which will be shot in Hindi and Tamil simultaneously, featuring popular lead actors from both South India and the Hindi film industry and two Indo-China co-productions, a first for any Indian studio — Kabir Khan’s travel drama and Siddharth Anand’s cross-cultural romantic comedy currently titled “Love In Beijing”.

Award winning content/franchise

We are strategically positioned as a leader in our industry and are able to monetize our films through multiple channels globally. We have won 172 awards in Fiscal Year 2015 and 2016, including Best Studio of the Year and Excellence in International Distribution. Further, our films have also won multiple awards for Best Film, Best Director, Best Story, Best Actor, Best Music, Best Special Effects awards, to name a few. Bajrangi Bhaijaan won 37 awards including the National Film Award for Popular Film. Bajirao Mastani won over 75 award titles including National Award for Best Director. Tanu Weds Manu Returns won 18 awards including National Award for best female Actor in a leading role, Hero won seven awards and Badlapur won seven awards. Our Malayalam film Pathemari also won a national award for the Best Malayalam Film.

Market opportunity

Domestic: Our distribution capabilities enable us to target a majority of the 1.2 billion people in India, our primary market for Hindi language films. Recently, as demand for regional films and other media has increased in India, our brand recognition in Hindi films has helped us to grow our non-Hindi film business by targeting regional audiences in India and overseas. With our distribution network for Hindi and Tamil films and additional distribution support through our majority owned subsidiary, Ayngaran, we believe we are well positioned to expand our offering of non-Hindi content.

Overseas: Depending on the film, the distribution rights we acquire may be global, international or India only. Indian films have a global appeal and their popularity has been increasing in many countries that consume dubbed and subtitled foreign content in local languages. These markets include Germany, Poland, Russia, France, Italy, Spain, Indonesia, Malaysia, Japan, South Korea, the Middle East and Latin America among others. Additionally, there is a large established Indian diaspora in North America which has a strong interest in the content of the Indian film industry. In all these markets it is the locals who are neither English nor Hindi speaking who view the content of the Indian film industry in a dubbed or subtitled version in their language, similar to the manner in which they view Hollywood content. In markets with large South Asian populations, such as the United States and the United Kingdom, comScore reported our market share (as an average over the preceding six calendar years to 2016) as 31% of all theatrically released Indian language films in the United Kingdom and the United States, based on gross collections. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and Southeast Asia. China is increasingly becoming an important market and we expect to release select films from our slate for wider release into China. As per information published by Campaign Asia-Pacific, based on data from PricewaterhouseCoopers’ Global Entertainment and Media Report 2016 — 2020, China is expected to overtake the US box office next year. China box office grew 49% in 2015 to $6.3 billion and is expected to grow to $10.3 billion next year. In comparison, the US box office is expected to contract from $10.3 billion to $10 billion next year. Hollywood’s share of the Chinese box office has slipped to 38.4% in 2015 from 45.5% in 2014. In early 2014 China had just under 19,000 screens and by end of 2015 that number grew to almost 32,000 with 8,035 screens being added in 2014. Overall China is propelling Asia-Pacific’s growth (including Indonesia and Malaysia) with box office revenue across Asia-Pacific expected to grow to $21.11 billion in 2020 and continues to emerge as an important growth markets for the Indian film industry.

Eros Now

Eros Now, our digital OTT entertainment service, has rights to over 5,000 films across Hindi and regional languages from Eros’s internal library and has third party aggregated content which we believe makes it one of the largest and richest Indian movie offering platforms around the world.

Eros Now had over 58 million registered users across WAP, APP and Web and had over two million paying subscribers in December 2016, three months ahead of its full year target. Eros Now has steadily grown its registered user base from 19 million users in the fourth quarter of Fiscal Year 2015 to 58 million users in the third quarter of Fiscal Year 2017, an overall growth of 205% in the same period. Eros Now has steadily grown its paying subscribers from 1.1 million users in the first quarter of Fiscal Year 2017 to 2 million users in the third quarter of Fiscal Year 2017, an overall growth of 82% in the same period. We define paying subscribers to mean any subscriber who has made a valid payment to subscribe to a service that includes Eros Now service as part of a bundle or on a standalone basis, either directly or indirectly through a OEM in any given month, be it through a daily, weekly or monthly billing pack, as long as the validity of the pack is for at least one month. While a majority of users are from India, Eros Now has registered users in 135 different countries.

Eros Now is focused on offering quality content including Indian films, music and original shows, opening new markets, delivering consumer-friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy on Android and iOS platforms across mobile phones, tablets, cable or internet, including through deals with OEMs. Eros Now has integration deals around the world with telecom operators and different OEMs and connected devices.

Our revenue model focuses on B2B distribution which includes our partnerships with leading mobile operators in India, including Idea Cellular, Bharti-Airtel, Vodafone, BSNL and Jio. With these platforms offering Eros Now integrated as part of their video services, it has increased Eros Now’s potential of reaching significant number of India’s total mobile subscribers. Eros Now also has partnered with Micromax to pre-bundle Eros Now in smart phones sold in India.

Eros Now also has entered the Malaysian market with partnerships with the country’s leading telecom operator, Maxis Berhad. Eros Now is the only Indian OTT platform to penetrate the growing Malaysian market. Eros Now is focused on the monetization of its global user base and has a target to reach 5 million paying subscribers by the end of Fiscal Year 2018.

Eros Now enhances its consumer appeal through cool, contemporary and edgy “Originals” that target the youth of India an important part of the Eros Now content strategy. Eros Now’s original content offering began with the release of ’Salute Siachen’, India’s first ever celebrity high endurance expedition to the Siachen Glacier. In addition, Eros Now originals such as Flesh by Siddharth Anand, Smoke and Side Hero will be launched in Fiscal Year 2018. These originals follow a rigorous greenlighting process just like films, with script, screenplay, budgeting pilot episode production, market research and testing of the pilot episode and final production. Eros Now has also added a series of short originals titled Black & White which ranges from interviews, to tete-a-tete with leading talent from the Indian film industry shot exclusively for Eros Now.

Eros Now — Market Opportunity

Eros Now is uniquely positioned to benefit from the fast growing internet and mobile penetration in India. As per the latest TRAI report, there are over one billion wireless subscribers in India. The number of unique mobile users is currently at 500 million which has a penetration level of approximately 38% of the Indian population. It is expected to touch around 1.3 billion by 2020, over 90% of India’s expected total population at that point. The number of wireless internet users in India is likely to cross 790 million by 2020 with more than 60% of users accessing the internet through their mobile phones. It is expected that over the next couple of years, 3G and 4G subscribers would constitute over 40% of the wireless internet subscriber base. Big disruptive initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the aggressive promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India. As per KPMG — FICCI, in 2015 there were approximately 180 million smartphones in India, predominantly Android-based. The report also highlights that the pace of smartphone penetration is growing and by 2020, it is expected that all mobile handsets sold in India will be 4G-enabled.

The tables below set forth, for the periods indicated, revenue by primary geographic area based on customer location, and the percentage share of total revenue.

	Nine months ended December 31,		Year ended March 31,
	2016	2015	2016	2015	2014
	(in thousands)
India	$109,532	$127,679	$158,843	$109,513	$117,647
Europe	7,331	13,920	24,367	27,146	22,245
North America	9,255	15,452	19,865	19,052	14,017
Rest of the world	74,201	52,235	71,353	128,464	81,561
Total revenues	$200,319	209,286	$274,428	$284,175	$235,470

	Nine months ended December 31,		Year ended March 31,
	2016	2015	2016	2015	2014
India	54.7%	61.0%	57.9%	38.5%	50.0%
Europe	3.7%	6.7%	8.9%	9.6%	9.4%
North America	4.6%	7.4%	7.2%	6.7%	6.0%
Rest of the world	37.0%	24.9%	26.0%	45.2%	34.6%
Total revenues	100%	100.0%	100.0%	100.0%	100.0%

Competitive Strengths

We believe the following competitive strengths position us as a leading global company in the Indian film entertainment industry.

Leading co-producer and acquirer of new Indian film content, with an extensive film library

As one of the leading participants in the Indian film entertainment industry we believe our size, scale and market position will continue contributing to our growth in India and internationally. We have established our size and scale by aggregating a film library of over 3,000 films. We have demonstrated our leading market position by releasing, internationally or globally, Hindi language films which were among the top grossing films in India in calendar years 2016, 2015 and 2014. We believe that we have strong relationships with the Indian creative community and a reputation for quality productions. We set up Trinity Pictures to become what we believe to be one of India’s first dedicated franchise studios that develops valuable intellectual property in the form of franchise films and have already commissioned two Indo-Chinese co-production films under Trinity Pictures.

We believe that these factors, along with our worldwide distribution platform, will enable us to continue to attract talent and film projects of a quality that we believe is one of the best in our industry, and build what we believe will continue to be a strong film slate in the coming years with some of the leading actors and production houses with whom we have previously delivered our biggest hits. We believe that the combined strength of our new releases and our extensive film library positions us well to build new strategic relationships.

Established, worldwide, multi-channel distribution network with proposed entry into the high growth China market

We distribute our films to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. Internationally, our distribution network extends to over 50 countries, such as the United States, the United Kingdom and throughout the Middle East, where we distribute films to Indian expatriate populations, and to Germany, Poland, Russia, France, Italy, Spain, Romania, Indonesia, Malaysia, Taiwan, Japan, South Korea, China and Arabic and Spanish speaking countries, where we release Indian films that are subtitled or dubbed in local languages. China is increasingly becoming an important market and we expect to release selected successful films from our slate for wider release into China. We are also planning the release of our Indo-Chinese co-productions in Fiscal Year 2018 in India, China and the rest of the world. Through this global distribution network, we distribute Indian entertainment content over the following primary distribution channels — theatrical, television syndication and digital platforms. Our primarily internal distribution network allows us greater control, transparency and flexibility over the regions in which we distribute our films which we believe results in the direct exploitation of our films without the payment of significant commissions to sub-distributors. Our digital presence - Eros Now, strategically positions us to a capture a large digital opportunity in India and globally and provides a new avenue to further monetize our content library.

Diversified revenue streams and pre-sale strategies mitigate risk and prom ote stable cash flow generation

Our revenue model is diversified by three major distribution channels:

•	theatrical distribution;

•	television syndication; and

•	digital distribution and ancillary products and services, including Eros Now.

In Fiscal Year 2016, revenues from theatrical distribution accounted for nearly 50.4% of our aggregate revenues, revenues from television syndication accounted for 26.3% and digital distribution and ancillary revenues accounted for 23.3%, reflecting our diversified revenue base that reduces our dependence on any single distribution channel. For the nine months ended December 31, 2016 revenues from theatrical distribution accounted for nearly 44.2% of our aggregate revenues, revenues from television syndication accounted for 32.9% and digital distribution and ancillary revenues accounted for 22.9%.

We bundle library titles with new releases to maximize cash flows and we also utilize a pre-sale strategy to mitigate new production project risks by obtaining contractual commitments to recover a portion of our capitalized film costs through the licensing of television, music and other distribution rights prior to a film’s completion.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. For Fiscal Year 2017 we had pre sales visibility from sale of satellite television rights for among others Housefull 3, Dishoom, Baar Baar Dekho, Rock On 2, Banjo and Ki & Ka along with some regional films. In Fiscal Year 2016, for our three high budget Hindi films we recouped 34% to 57% of the direct production cost through television and other pre-sales. We recouped 98% and 103% of our direct production cost of the two Tamil films released through contractual commitments prior to the film’s releases, and we recouped 91% our direct production cost of one Telugu film released through contractual commitments prior to the film’s release.

In addition, we further seek to reduce risk to our business by building a diverse film slate, with a mix of films by budget, region and genre that reduces our reliance on “hit films.” This broad-based approach also enables us to bundle old and new titles for our television and digital distribution channels to generate additional revenues long after a film’s theatrical release period is completed. We believe our multi-pronged approach to exploiting content through theatrical, television syndication and digital distribution channels, our pre-sale strategies and our portfolio approach to content sourcing and exploitation mitigates our dependence on any one revenue stream and promotes cash flow generation.

Strong brand with fast growing international reach

Theatrical Distribution Outside India: Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the United States, the United Kingdom, Australia and Fiji and through sub-distributors in other markets. In our international markets, instead of focusing on wide releases, we select a smaller number of theaters that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India sometimes after a long gap. In Russia, we recently partnered with Central Partnership, an affiliate of Gazprom Media, to promote, develop and distribute Indian and Russian content across multiple platforms in both countries.

International Broadcasting Distribution: Outside of India, we license Indian film content for broadcasting on major channels and platforms around the world, such as Channel 4 (U.K.), CCTV (China), MBC (Middle East), TV3 (Malaysia), Bollywood Channel (Israel), RTL2 (Germany), M Channel (Thailand) and National TV (Romania) amongst others. We also license dubbed content to Europe, Arabic and Spanish-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

Dynamic management of our film library

We have the ability to combine our new release strategy with our library monetization efforts to maximize our revenues. We believe our extensive film library provides us with unique opportunities for content monetization, such as our dedicated Eros content channel carried by various cable companies outside India. Our extensive film library provides us with a reliable source of recurring cash flow after the theatrical release period for a film has ended In addition, because our film library is large and diversified, we believe that we can more effectively leverage our library in many circumstances by licensing not just single films but multiple films. The existence of high margin library monetization avenues especially in television and digital platforms reduce reliance on theatrical revenues.

Strong and experienced management team with established relationships with key industry participants

Our management team has substantial industry knowledge and expertise, with a majority of our executive officers and executive directors having been involved in the film, media and entertainment industries for 20 or more years, and has served as a key driver of our strength in content sourcing. In particular, several members of our management team have established personal relationships with leading talent, production companies, exhibitors and other key participants in the Indian film industry, which have been critical to our success. Through their relationships and expertise, our management team has also built our global distribution network, which has allowed us to effectively exploit our content globally.

Our Strategy

Our strategy is driven by the scale and variety of our content and the global monetization of that content through diversified channels. Specifically, we intend to pursue the following strategies:

Co-produce, acquire and distribute high quality content to augment our film library including a unique dedicated franchise studio model, Trinity Pictures.

We will continue to leverage the longstanding relationships with creative talent, production houses and other key industry participants that we have built since our founding to source a wide variety of content. Our focus will be on investing in future slates comprised of a diverse portfolio mix ranging from high budget global theatrical releases to lower budget movies with targeted audiences. We intend to maintain our focus on high and medium budget films and augment our library with quality content for monetization through our distribution channels and explore new bundling strategies to monetize existing content.

Trinity Pictures is our new division which was set up in Fiscal Year 2015 with the vision to be a global content studio that creates intellectual property around powerful character and plot-driven franchises and monetize these properties across films, merchandising, gaming amongst others.

To promote Eros Now, our OTT platform as the preferred choice for online entertainment by consumers across digital platforms.

As per TRAI there are over one billion wireless subscribers in India at the end of November 2016. The number of unique users is currently at 500 million, a penetration level of 38% of the Indian population. The number of wireless internet users in India are likely to cross 790 million by 2020 with more than 60% of users accessing the internet through their mobile phones. It is expected that over the next couple of years, 3G and 4G subscribers would constitute over 40% of the wireless internet subscribers base. Initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India.

Eros Now, our digital OTT entertainment service, is increasingly focused on offering quality content including Indian films, music and original shows, opening new markets, delivering consumer-friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy on Android and iOS platforms across mobile, tablets, cable or internet, including through deals with OEMs. Eros Now had over 58 million registered users and over two million paying users in December 2016. While a majority of users are from India, Eros Now has registered users in 135 different countries. Eros Now has rights to over 5,000 films. Eros Now service is integrated with some of India’s leading telecom operators, Bharti Airtel, Idea Cellular, Jio and BSNL and has partnered with Micromax to pre-bundle Eros Now in smart phones to be sold in India. With these platforms offering Eros Now integrated as part of their video services, it has increased Eros Now’s potential of reaching a significant number of India’s total mobile subscribers. We continue to believe that Eros Now will be a significant player within the OTT online Indian entertainment industry, especially given the rapidly growing internet and mobile penetration within India.

Eros Now has entered into a strategic partnership in India with several leading electronic payment platforms including Paytm, Mobikwik, SBI Buddy and Freecharge Speedpay which enables Eros Now subscribers to make easy and hassle free payments using e-wallet services. On an aggregate basis these platforms reach over 260 million e-wallets in India.

Capitalize on positive industry trends in the Indian market.

Propelled by the economic expansion within India and the corresponding increase in consumer discretionary spending, the FICCI Report 2016 projects that the dynamic Indian media and entertainment industry will grow at a 15.5% compound annual growth rate, or CAGR, from $19.6 billion in 2016 to $33.7 billion in 2020, and that the Indian film industry will grow from $2.1 billion in 2015 to $3.4 billion in 2020. The favorable media metrics and the industry growth is being driven, in part, by increasing digitization, increasing online and mobile connectivity, and by favorable demographic trends in India, including the growth of the Indian middle and higher income classes. Between 2016 and 2020, disposable income is expected to increase at a CAGR of 14%.

The Indian television market is the second largest in the world after China, reaching an estimated 175 million television, or TV households, in 2015, of which over 160 million were subscribing cable and satellite households. FICCI Report 2016 projects that the Indian television industry will grow from $9.2 billion to $16.4 billion in 2020, reflecting a CAGR of 15.5%. The growing size of the TV industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues for us to monetize content. As per the latest TRAI report, there were over one billion wireless subscribers in India at the end of November 2016. The number of unique mobile users is currently at 500 million, which is a penetration level of approximately 38% of the Indian population. It is expected to touch around 1.3 billion by 2020, over 90% of India’s expected total population at that point. The number of wireless internet users in India is likely to cross 790 million by 2020 with more than 60% of users accessing the internet through their mobile phones. It was estimated that in 2015 there were about 180 million smartphones in India, predominantly Android-based. The pace of smartphone penetration is growing and it is expected that by 2020, all mobile handsets being sold in India will be 4G-ready smartphones.

We will take advantage of the opportunities presented by these trends within India to monetize our library and distribute new films through existing and emerging platforms, including by exploring new content options for expanding our digital strategy such as filming exclusive short form content for consumption through emerging channels such as mobile and internet streaming devices.

Further extend the distribution of our content outside of India to new audiences.

We currently distribute our content to consumers in more than 50 countries, including in markets where there is significant demand for subtitled and dubbed Indian themed entertainment, such as Europe and South East Asia, as well as to markets where there is significant concentration of South Asian expatriates, such as the Middle East, the United States and the United Kingdom.

Our growth from non-diaspora international markets shows a growing appetite for the content of the Indian Film Industry in many new markets. One of our strongest potential markets, China, with a market size of $6.3 billion and almost 32,000 screens and 8,035 screens were added in 2014, is projected to soon surpass the United States as the largest film market in the world. We believe our memorandum of understanding to collaborate with China Film Corp., Shanghai Film Group Co. Ltd. and Fudan University Press Co. Ltd. to co-produce and distribute Sino-Indian films will be an important step in maximizing our opportunity in China. With Trinity’s launch, the studio is also expanding into new film markets, which includes entry into China. Two projects will be co-produced with a leading Chinese studio, based on stories organically weaving the socio-cultural worlds of India and China. Additionally, the films will be shot in both languages. We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. We have also entered into arrangements with local distributors in Taiwan, Japan, South Korea, and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release. Additionally, we believe that the general population growth in India experienced over recent years may eventually lead to increasing migration of Indians to other regions, resulting in increased demand for our films internationally. In Russia, we recently partnered with Central Partnership, an affiliate of Gazprom Media, to promote, develop and distribute Indian and Russian content across multiple platforms in both countries.

Expand our regional Indian content offerings.

We will utilize our resources, international reputation and distribution network to continue expanding our non-Hindi content offerings to reach the substantial Indian population whose main language is not Hindi. While Hindi films retain a broad appeal across India, the diversity of languages within India allows us to treat regional language markets as distinct markets where particular regional language films have a strong following. In Fiscal Year 2016, our Tamil and Telugu releases were 21 films as compared to 19 films in Fiscal Year 2015. In Fiscal Year 2016, Srimanthudu was the second highest Telugu grossing film of all time. In Fiscal Year 2016, we released a total of 30 regional language films other than Hindi and 28 regional language films other than Hindi for the nine months ended December 31, 2016.

In addition to Tamil and Telugu, we also work on films in other regional languages such as Marathi, Malayalam, Punjabi and Bengali. In Fiscal Year 2016 Malayalam film Pathemari won a national award for Best Malayalam Film. We intend to use our existing distribution network across India to distribute regional language films to specific territories. Where opportunities are available and where we have the rights, we also intend to monetize re-make rights to some of our popular Hindi movies into non-Hindi language content targeted towards these regional audiences.

Slate Profile

The success of our film distribution business lies in our ability to acquire content. Each year, we focus on the acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. For Fiscal Year 2016, we released a total of 63 films that included 33 new Hindi films, of which 3 were high budget films, and 21 Tamil and Telugu language films, of which 3 were high budget films. For the nine months ended December 31, 2016 we released a total of 40 films comprising 12 Hindi films, 16 Tamil/Telegu films and 12 regional language films. Our typical annual slate of new releases consists of both Hindi language films as well as films produced specifically for audiences whose main language is not Hindi, primarily Tamil, and to a lesser extent other regional Indian languages. Our most expensive films are generally the high and medium budget films (mainly Hindi and a few Tamil and Telugu films) that we release globally each year. Of these Hindi, Tamil and Telugu films, we generally have four to six high budget films. The remainder of the films (mainly Hindi but also Tamil and/or Telugu) included in each annual release slate is built around these high budget films to create a slate that will attract varying segments of the audience, and typically includes five to thirteen medium budget films. The remainder of the slate consists of Hindi, Tamil, Telugu and other language films of a lower budget.

We have maintained our focus on high and medium budget Hindi films because these films typically have better production values and more recognizable stars that typically attract larger theatrical audiences. These high and medium budget films also typically drive higher revenues from television syndication in India. We seek to mitigate the risks associated with these higher budget films through the use of our extensive pre-sale strategies. We have increased our focus on high and medium budget Tamil and Telugu films for similar reasons. In addition, we can release a Tamil and Hindi film on the same date as they cater to different audiences, which allow us to effectively schedule releases for our film portfolio and to take a greater combined share of the box office on those release dates.

With a focus on creating intellectual property in-house along with delivering wholesome entertainment to audiences, we have entered into key co-production partnerships with producers and directors. Colour Yellow Production, our joint production entity with Anand L Rai has announced film releases across budgets, genres and languages, which also includes Anand L Rai’s directorial venture starring Shah Rukh Khan. This co-production model along with our in-house production franchise ‘Trinity’ gives us better visibility on actual cost of production ensuring capped budgets and exclusive distribution rights, typically for at least 20 years.

Our upcoming film slate is as follows:

Film Name	Star Cast	Director
Untitled	Shah Rukh Khan	Aanand L Rai
Sarkar 3	Amitabh Bachchan, Amit Sadh, Ronit Roy, Yami Gautam, Jackie Shroff	Ram Gopal Verma
Munna Michael	Tiger Shroff, Nidhhi Agerwal, Nawazuddin Siddiqui	Sabbir Khan
Chandamama Door Ke	Sushant Singh Rajput, Nawazuddin Siddiqui	Sanjay Puran Singh
Badlapur 2	Deepika Padukone	Sriram Raghavan
Untitled Panda (Indo-China)	A list star (confidential)	Kabir Khan
Love in Beijing (Indo-China)	A list Indian female star with A list Chinese male star (confidential)	Siddhart Anand
Sniff (Trinity)	Khushmeet Gill, Surekha Sikri, Manmeet Singh among others	Amole Gupte
Haathi (Trinity) (Hindi & Tamil)	Sanjay Dutt (Hindi), Kamal Hasan (Tamil)	Prabhu Solomon
Fair and Lovely (Trinity) (Hindi & Tamil)	Akshay Kumar (Hindi), Karthik Sivakumar (Tamil)	Krish
Bhavesh Joshi	Harshvardhan Kapoor	Vikram Motwane

Our Business Description

Content Development and Sourcing

We currently acquire films using two principal methods — by acquiring rights for films produced by others, generally through a license agreement, and by co-producing films with a production house, typically referred to as a banner, that is usually owned by a top Indian actor, director or writer, on a project by project basis. We regularly co-produce and acquire film content from some of the leading banners in India, including Bhansali Productions Private Limited, Colour Yellow Productions Private Limited, Nadiadwala Grandson Entertainment Private Limited, Excel Entertainment Private Limited and Salman Khan Ventures Private Limited. Regardless of the acquisition method, over the past five years, we have typically obtained exclusive global distribution rights in all media for a minimum period of ten to twenty years from the Indian initial theatrical release date, although the term can vary for certain films for which we may only obtain international or only Indian distribution rights, and occasionally soundtrack or other rights are excluded from the rights acquired. On co-produced films, we typically have exclusive distribution rights for at least 20 years, co-own the copyright in such film in perpetuity and, after the exclusive distribution right period, share control over the further monetization of the film.

Our in-house creative team also directly develops film ideas and contracts with writers and directors for development purposes. When we originate a film concept internally, we then approach appropriate banners for co-production. Our in-house creative team also participates in the selection of our slate with other members of our management through our analysis focused on the likelihood of the financial success of each project. Our management is extensively involved in the selection of our high budget films in particular.

We set up Trinity Pictures in Fiscal Year 2015 as what we believe to be one of India’s first dedicated franchise studio that that creates valuable intellectual property around powerful character and plot-driven franchises and monetize these properties across films, merchandising, gaming amongst others. Trinity’s first franchise Sniff-I Spy is in production and is set for release in Fiscal Year 2018. Sniff comics and mobile games will also hit the markets following the movie’s release.

Trinity Pictures, the company’s visionary venture and in-house franchise label has five franchises across new and diverse genres lined up in the next couple of years — a spy-superhero film, Sniff directed by Amole Gupte, a live action bilingual (Hindi and Tamil) elephant film to be directed by multiple award winning Tamil director, Prabhu Solomon, ace director Krish’s buddy cop film which will be shot in Hindi and Tamil simultaneously, featuring popular lead actors from both South and Hindi film industry and two Indo-China co-productions, a first for any Indian studio — Kabir Khan’s travel drama and Siddharth Anand’s cross-cultural romantic comedy currently titled “Love In Beijing”.

Regardless of whether a film will be acquired or co-produced, we determine the likely value to us of the rights to be acquired for each film based on a variety of factors, including the stars cast, director, composer, script, estimated budget, genre, track record of the production house, our relationship with the talent and historical results from comparable films. Our primary focus is on sourcing a diversified portfolio of films expected to generate commercial success. We generally co-produce our high budget films and acquire rights to more medium and low budget films. Our model of primarily acquiring or co-producing films rather than investing in significant in-house production capability allows us to work on more than one production with key talent simultaneously, since the producer or co-producer takes the lead on the time intensive process of production, allowing us to scale our film slate more effectively. The following table summarizes typical terms included in our acquisition and co-production contracts.

	Acquisition	Co-production
Film Cost	Negotiated “market value”	Actual cost of production or capped budget and 10-15% production fee

Rights	10 years-20 years	Exclusive distribution rights for at least 20 years after which Eros shares control over the further monetization of the film, and co-owned copyright in perpetuity, subject to applicable copyright laws

Payment Terms	10-30% upon signature Balance upon delivery or in installments between signing and delivery	In accordance with film budget and production schedule

Recoupment Waterfall	“Gross” revenues Less 10-20% Eros distribution fee (% of cost or gross revenues) Less print, advertising costs (actuals) Less cost of the film Net revenues generally shared equally	Generally same as Acquisition except sometimes Eros also charges interest and/or a production or financing fee for the cost of capital and overhead recharges

Where we acquire film rights, we pay a negotiated fee based on our assessment of the expected value to us of the completed film. Although the timing of our payment of the negotiated fee for an acquired film to its producer varies, typically we pay the producer between 10% and 30% of a film’s negotiated acquisition cost upon signing the acquisition agreement, and the remainder upon delivery of the completed film or in installments paid between signing and delivery. In addition to the negotiated fee, the producer usually receives a share of the film’s revenue stream after we recoup a distribution fee on all revenues, the entire negotiated fee and distribution costs, including prints and ads. After we sign an acquisition agreement, we do not exercise any control over the production process, although we do retain complete control over the distribution rights we acquire.

For films that we co-produce, in exchange for our commitment to finance typically 100% of the agreed-upon production budget for the film and agreed budget adjustments, we typically share ownership of the intellectual property rights in perpetuity and secure exclusive global distribution rights for all media for at least 20 years. After we recoup our expenses, we and the co-producers share in the proceeds of the monetization of the intellectual property rights. Pending determination of the actual production cost of the film, we also agree to a pre-determined production fee to compensate the co-producer for his services, which typically ranges from 10%-15% of the total budget. We typically also provide a share of net revenues to our co-producers. Net revenues generally means gross revenues less our distribution fee, distribution cost and the entire amount we have paid as committed financing for production of the film. Our distribution fee varies from co-produced film to co-produced film, but is generally either a continuing 10% to 20% fee on all revenues, or a capped amount that is calculated as a percentage of the committed financing amount for production of the film. In some cases, net revenues also deduct an overhead charge and an amount representing an interest charge on some or all of the committed financing amount. Typically, once we agree with the co-producer on the script, cast and main crew including the director, the budget and expected cash flow through a detailed shooting schedule, the co-producer takes the lead in production and execution. We normally have our executive producer on the film to oversee the project.

We reduce financing risk for both acquired and co-produced films by capping our obligation to pay or advance funds at an agreed-upon amount or budgeted amount. We also frequently reduce financial risk on a film to which we have committed funds by pre-selling rights in that film.

Pre-sales give us advance information about likely cash flows from that particular film product, and accelerate cash flow realizable from that product. Our most common pre-sale transactions are the following:

•	pre-selling theatrical rights for certain geographic areas, such as theaters outside the main theater circuits in India or certain non-Indian territories, for which we generally get non-refundable minimum guarantees plus a share of revenues above a specified threshold;

•	pre-selling television rights in India, generally by bundling releases in a package that is licensed to satellite television operators for a specified run; and

•	pre-selling certain music rights, including for movie soundtracks and ringtones.

From time to time we also acquire specific rights to films that have already been released theatrically. We typically do not acquire global all-media rights to such films, but instead license limited rights to distribution channels, like television, audio and home entertainment only, or rights within a certain geographic area. As additional rights to these films become available, we frequently seek to license them as well, and our package of distribution rights in a particular film may therefore vary over time. We work with producers not only to acquire or co-produce new films, but also to license from them other rights they hold that would supplement rights we hold or have previously held related to older films in our library. In certain cases, we may not hold full sequel or re-make rights or may share these rights with our co-producers.

Our Film Library

We currently own or license rights to films currently comprising over 3,000 films, including recent and classic titles that span different genres, budgets and languages. Eros Now has rights to over 5,000 films across Hindi and regional languages from Eros’s internal library as well as third party aggregated content which it believes makes it one of the largest Indian movie offering platforms around the world. In addition Eros Now showcases music from Indian music labels and offers music tracks. Our film library has been built up over more than 39 years and includes hits from across that time period, including among others Bajrangi Bhaijaan, Bajirao Mastani, Tanu Weds Manu Returns, NH10, Badlapur, Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai, Vicky Donor, English Vinglish, Goliyon Ki Raasleela: Ram-Leela. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination. We own the rights to the rest of our film content as co-producers or sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to 60-70 additional films each year. While we typically hold rights to monetize our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library.

We treat our new releases as part of our film library one year from the date of their initial theatrical release. We believe our extensive film library provides us with unique opportunities for content monetization, such as our dedicated Eros content channel carried by various cable companies outside India. Our extensive film library provides us with a reliable source of recurring cash flow after the theatrical release period for a film has ended. In addition, because our film library is large and diversified, we believe that we can more effectively leverage our library in many circumstances by licensing not just single films but multiple films.

Major releases for the nine months ended December 31, 2016 included Housefull 3 (Hindi), Sardaar Gabbar Singh (Telegu), Baar Baar Dekho (Hindi), Dishoom (Hindi) and Ki and Ka (Hindi), Rock On 2 (Hindi), Kahaani 2 (Hindi), Chaar Sahibzaade 2 (Punjabi) and Double Feluda (Bengali).

A summary of certain key features of our film library rights as of March 31, 2016 follows below1.

	Hindi Films	Regional Language Films (excluding Kannada films)	Kannada Films

Approximate percentage of total library	31%	57%	12%

Approximate percentage of co-production films	1%	Less than 1%	Not applicable

Minimum remaining term of exclusive distribution rights for total films (approximate percentage of rights expiring at the earliest in the periods indicated)	2020 or earlier: 43% 2021-2025: 38% 2026-2030: 6% 2031-2045: 3% Perpetual rights, subject to applicable copyright law limitations: 10%	2020 or earlier: 54% 2021-2025: 13% 2026-2030: 1% 2031-2045: 1% Perpetual rights, subject to applicable copyright law limitations: 31%	Not applicable

Remaining term of exclusive distribution rights for co-production (approximate percentage of rights expiring earliest in the periods indicated)	2020 or earlier: 0% 2021-2025: 0% 2026-2030: 0% 2031-2045: 0% Perpetual rights, subject to applicable copyright law limitations: 100%	Perpetual rights, subject to applicable copyright law limitations: 100%	Perpetual rights, subject to applicable copyright law limitations: 100%

Date of first release (by Eros or prior rights owner)	1943-2016	1958-2016	*

Rights in major distribution channels	Theatrical: 23% Television syndication: 23% Digital: 88%	Theatrical: 38% Television syndication: 49% Digital: 74%	Digital: 100%

Music Rights (approximate percentage of films)	13%	19%	0%

Production Years (approximate percentage of films produced in the periods indicated)	1943-1965: 5% 1966-1990: 13% 1991-2016: 82%	1958-1965: 0% 1966-1990: 3% 1991-2016: 97%	*

_________________

(*)	Our Kannada digital rights library was acquired in September 2010, subsequent to the production and date of first release for these films, and consequently this information is not in our records.
(1)	Major releases for the nine months ended December 31, 2016 included Housefull 3 (Hindi), Sardaar Gabbar Singh (Telegu), Baar Baar Dekho (Hindi), Dishoom (Hindi) and Ki and Ka (Hindi), Rock On 2 (Hindi), Kahaani 2 (Hindi), Chaar Sahibzaade 2 (Punjabi) and Double Feluda (Bengali).

Distribution Network and Channels

We distribute film content primarily through the following distribution channels:

•	theatrical, which includes multiplex chains and stand-alone theaters;

•	television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and

•	digital and ancillary. which primarily includes IPTV, VOD, music, inflight entertainment, home video, internet channels and Eros Now.

We generally monetize each new film we release through an initial twelve month revenue cycle commencing after the film’s theatrical release date. Thereafter, the film becomes part of our film library where we seek to continue to monetize the content through various platforms. The diagram below illustrates a typical distribution timeline through the first twelve months following theatrical release of one of our films.

Film release first cycle timeline

We currently acquire films both for global distribution, which includes the Indian domestic market as well as international markets and for international distribution only.

Certain information regarding our initial distribution rights to films initially released in the three Fiscal Years 2016, 2015 and 2014 is set forth below:

	Nine months ended December 31,	Year ended March 31,
	2016	2016	2015	2014
Global (India and International)
Hindi films	8	27	30	23
Regional films (excluding Tamil films)	11	6	—	3
Tamil films	2	8	6	8
International Only
Hindi films	3	5	15	14
Regional films (excluding Tamil films)	—	—	1	—
Tamil films	11	10	13	21
India Only
Hindi films	5	1	—	—
Regional films (excluding Tamil films)	4	5	—	—
Tamil films	1	1	—	—
Total	40	63	65	69

“High budget” films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil and Telugu films with direct production costs in excess of $7.0 million, in each case translated at the historical average exchange rate for the applicable Fiscal year. “Low budget” films refer to Hindi, and regional films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable Fiscal year. “Medium budget” films refer to Hindi, and regional films within the remaining range of direct production costs.

We distribute content in over 50 countries through our own offices located in key strategic locations across the globe, including separate offices maintained by Ayngaran for distribution of Tamil films that we do not distribute directly, and through our distribution partners. In response to Indian cinemas’ continued growth in popularity across the world, especially in non-English speaking markets, including Germany, Poland, Russia, France, Italy, Spain, Indonesia, Malaysia, Japan, South Korea, the Middle East, Latin America among others, we offer dubbed and/or subtitled content in over 25 different languages. We have entered into co-production deals with three Chinese film companies. In addition to our internal distribution resources, our global distribution network includes relationships with distribution partners, sub-distributors, producers, directors and prominent figures within the Indian film industry and distribution arena.

Theatrical Distribution and Marketing

Indian Theatrical Distribution. The Indian theatrical market is comprised of both multiplex and single screen theaters which are 100% digitally equipped. In India, the cost of distributing a digital film print is lower than the cost of distributing a digital film print in the United States. Utilization of digital film media also provides additional protection against unauthorized copying, which enables us to capture incremental revenue that we believe are at risk of loss through content piracy.

India is divided into 14 geographical regions known as “Film Circuits” or “Film Territories” in the Indian Film Trade. We distribute our content in all of the circuits either through our internal distribution offices (Mumbai, Delhi, East Punjab, Mysore, Kerala, West Bengal and Bihar) or through sub-distributors in remaining circuits. The Film Circuits where we have direct offices comprise of a market share of up to 75% of the India theatrical revenue. Our primarily internal distribution network allows us greater control, transparency and flexibility over the core regions in which we distribute our films, and allows us to retain a greater portion of revenues per picture as a result of direct monetization instead of using sub-distributors, which requires the payment of additional fees, sub-distributor margins or revenue shares.

We entered into agreements with certain key multiplex operators to share net box office collections for our theatrical releases with the exhibitor for a predetermined fee of 50% of net box office collections for the first week, after which the split decreases over time.

We primarily enter into agreements on a film-by-film and exhibitor-by-exhibitor basis; however, we also have annual agreements with some of the top national multiplex chains. To date, our agreements have been on terms that are no less favorable than the terms of the prior settlement agreements; however, we cannot guarantee such terms can always be obtained.

The largest number of screens in India that we book for a particular film are booked for the first week of theatrical release, because as a substantial portion of box office revenues are collected in the first week of a film’s theatrical exhibition. Our agreements with pan India multiplex operators is such that 100% of the entire first week of Eros share of revenues from all our films from such multiplexes is paid to us within 10 days of the release.

In single screens we either obtain non-refundable minimum guarantees / refundable advances and a revenue sharing arrangement above the minimum guarantee and with certain smaller multiplex chains we obtain refundable advances and a revenue sharing arrangement.

Pursuant to the Cinematograph Act, Indian films must be certified for adult viewing or general viewing by the Central Board of Film Certification, or CBFC, which looks at factors such as the interest of sovereignty, integrity and security of India, friendly relations with foreign states, public order and morality. Obtaining a desired certification may require us to modify the title, content, characters, storylines, themes or concepts of a given film.

Theatrical Distribution Outside India. Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the U.S., the United Kingdom, Australia and Fiji and through sub-distributors in other markets. In our international markets, instead of focusing on wide releases, we select a smaller number of theaters that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India sometimes after a long gap. In Russia, we recently partnered with Central Partnership, an affiliate of Gazprom Media, to promote, develop and distribute Indian and Russian content across multiple platforms in both countries.

Marketing. The pre-release marketing of a film is an integral part of our theatrical distribution strategy. Our marketing team creates marketing campaigns tailored to market and movie, utilizing print, brand tie-ups, music pre-releases, television, print and outdoor advertising, social media marketing on Facebook and Twitter and online advertising to generate momentum for the release of a film. We generally begin print media public relations as soon as a film commences shooting, with full marketing efforts commencing two to three months in advance of a film’s release date, starting with a theatrical trailer for the film promoted as part of another film currently playing in theaters. In addition, usually between six to eight weeks before the initial Indian theatrical release date, we separately release clips from the films featuring musical numbers. Those clips and the accompanying music tracks are separately available for purchase and add to consumer awareness and anticipation of the upcoming film release. We also maintain a Facebook page, which supplies background detail, chat opportunities and photos of upcoming films as well as links to our YouTube content.

We also use promotional agreements and integrated television marketing to subsidize marketing costs and expand our marketing reach. We partner with leading consumer companies in India which support our marketing campaigns in exchange for including their brands in promotional billboards, print ads and other marketing materials for our new film releases. Our marketing teams also work with our film stars to coordinate promotional appearances on popular television programming, timed to coincide with the marketing period for upcoming theatrical releases.

Our marketing efforts are primarily managed by employees located in offices across India or in one of our international offices in Dubai, Singapore, the United States, the United Kingdom, Australia and Fiji. Occasionally, sub-distributors manage marketing efforts in regions that do not have a dedicated Eros or Ayngaran marketing team, using the creative aspects developed by us for our marketing campaigns. Managing marketing locally permits us to more easily identify appropriate local advertising channels and results in more effective and efficient marketing.

Television Distribution

India Distribution. We believe that the increasing television audience in India creates new opportunities for us to license our film content, and expands audience recognition of the Eros name and film products. We license Indian film content (usually a combination of new releases and existing films in our library), to satellite television broadcasters operating in India under agreements that generally allow them to telecast a film over a stated period of time in exchange for a specified license fee. We have, directly or indirectly, licensed content for major Indian television channels such as Colors, Sony, the Star Network and Zee TV.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business and are part of our diversification strategy to mitigate risks of cash flow generation. Where we do pre-sales, we negotiate a set license fee which is payable over time with the last payment due on delivery of the film. For Fiscal Year 2017 we had pre sales visibility from sale of satellite rights for among others Housefull 3, Dishoom, Baar Baar Dekho, Rock On 2, Banjo, Ki & Ka along with some regional films. In Fiscal Year 2016, for our three high budget Hindi films we recouped 34 - 57% of the direct production cost through pre-sales. We recouped 98% and 103% of our direct production cost of the two Tamil films released through contractual commitments prior to the films’ releases, and we recouped 91% our direct production cost of one Telugu film released through contractual commitments prior to the films’ releases.

Our content is typically released on satellite television three to six months after the initial theatrical release. In India there are currently six direct to home, or DTH providers. We have offered some of our films through DTH service providers, but we have also licensed these rights with the satellite TV rights to satellite channel providers. As the number of DTH subscribers increase in India, we anticipate that we will have an opportunity to license directly for DTH monetization. We have also provided content to regional cable operators. Although DTH distribution is still relatively small in India, with Indian telecom networks and DTH platforms expanding their services, we are beginning to see an increased interest for video on demand in India. We also sub-license some of our films for broadcast on Doordarshan, the sole terrestrial television broadcast network, which is government owned. We are seeing increasing growth from the Indian cable system which is predominantly digital. We believe that as the cable industry migrates towards digital technology and moves toward consolidation, cable television licensing will represent a more significant revenue stream for our business.

International Distribution. Outside of India, we license Indian film content for broadcasting on major channels and platforms around the world, such as Channel 4 (U.K.), CCTV (China), MBC (Middle East), TV3 (Malaysia), Bollywood Channel (Israel), RTL2 (Germany), M Channel (Thailand) and National TV (Romania) amongst others. We also license dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. International pre-sales of television, music and other distribution rights are an important component of our overall pre-sale strategy. We believe that our international distribution capabilities and large library of content enable us to generate a larger portion of our revenue through international distribution.

Digital Distribution

In addition to our theatrical and television distribution networks, we have a global network for the digital distribution of our content, which consists of full length films, music, music videos, clips and other video content. Through our digital distribution channel we mainly monetize music assets and distribute movies and other content primarily in IPTV, VOD (including SVOD and DTH) and online internet channels. Our film content is distributed in original language, subtitled into local languages or dubbed, in each case as driven by consumer or regional market preferences. With our large library of content and slate of new releases, we have sought to capitalize on changes in consumer demand through early adoption of new formats and services, which we believe enables us to generate a larger portion of our revenue through digital distribution than the film entertainment industry average in India.

With a significant portion of the Indian and international population rapidly moving toward digital technology, we are increasing our focus on providing on demand services, although the platforms and strategies differ by region. Outside of India, there is a proliferation of cable, satellite and internet services that we supply. In addition, with the proliferation of internet users, we are increasing our online distribution presence as well. These platforms enable us to continue to monetize a film in our library long after its theatrical release period has ended. In addition, the speed, ease of availability and prices of digital film distribution diminish incentives for unauthorized copying and content piracy.

In Fiscal Year 2016, we acquired a controlling stake in Techzone. Techzone is an aggregator, developer and distributor of entertainment content via mobile platforms in India. Techzone recently started aggregation in international locations. Techzone is particularly focused on the films of the Indian film industry and music markets and has significant region-specific content in Tamil, Telugu, Malayalam, Bengali, Odisha. The Company has relationships and billing integration with major telecom networks in India to distribute its content and also has its own allocated “Mobile Shortcode” 56060 by telco. Techzone makes its content available to end-users via various methods such as caller ring-back tones (“CRBT”), mobile radio, short message service (“SMS”), wireless application protocol (“WAP”), Over-the top (“OTT”) and interactive voice response (“IVR”).

In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide a SVOD service fully branded as ‘Eros Now’. The service is carried on most of the major cable network providers including Comcast, Cox Communications, Cablevision and Time Warner Cable. We provide all programming for this film and music channel and share revenues with the cable providers. We also provide content to Amazon Digital and participate in a revenue share deal. This Fiscal Year, we have appointed Royalty Network Inc. and have granted sub-publishing rights to collect revenues. In Canada, Eros has signed a Program License Agreement for various movies with Rogers Broadcasting Limited.

On YouTube, where we have exceeded 5.5 billion views to date since our launch in 2007 and have over 6.8 million free subscribers as of February 15, 2017 we sell banner and pre-roll advertisements, and share these advertising revenues with Google.

As per the latest TRAI report, there were over one billion wireless subscribers in India at the end of November 2016. The number of unique mobile users is currently at 500 million which is a penetration level of approximately 38% of the Indian population. It is expected to touch around 1.3 billion by 2020, over 90% of India’s expected total population at that point. The number of wireless internet users in India are likely to cross 790 million by 2020 with more than 60% of users accessing the internet through their mobile phones. It is expected that over the next couple of years, 3G and 4G subscribers would constitute over 40% of the wireless internet subscriber base. Big disruptive initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the aggressive promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India. It is estimated that in 2015 there were about 180 million smartphones in India, predominantly Android-based. The pace of smartphone penetration is growing and it is expected that by 2020, all mobile handsets being sold in India will be 4G-ready smartphones.

Eros Now

Eros Now, our digital OTT entertainment service is increasingly focused on offering a world-class choice of content including Indian films, music and original shows, opening new markets, delivering consumer-friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy on Android and iOS platforms across mobile, tablets, cable or internet, including deals with original equipment manufacturers (“OEMs”). The focus for Eros Now is monetization and it has a target to convert at least five million users into paying subscribers by the end of Fiscal Year 2018. In December 2016, Eros Now had over two million paid subscribers.

Registered Users and Subscribers

•	Eros Now continues to demonstrate strong growth, with over 58 million registered users across WAP, APP and Web as of December 31, 2016. Eros Now has steadily grown its registered user base from 19 million users in the fourth quarter of Fiscal Year 2015 to 58 million users in the third quarter of Fiscal Year 2017, an overall growth of 205% in the same period. Eros Now has steadily grown its paying subscribers from 1.1 million users in the first quarter of Fiscal Year 2017 to 2 million users in the third quarter of Fiscal Year 2017, an overall growth of 82% in the same period. While a dominant number of users are from India, Eros Now has registered users in 135 different countries.

•	The Company’s new two-tier premium pricing in India is Rs. 50 ($0.75) and Rs. 100 ($1.51) per month and is available internationally for a $7.99 (or local currency equivalent) per month, and $79.99 (or local currency equivalent) per year.

Platform Distribution

Eros Now entered the Malaysian market with partnerships with the country’s telecom operator, Maxis Berhad. With this partnership, we believe Eros Now has a first mover advantage as an Indian OTT platform entering the growing Malaysian market. As part of the partnership with Maxis, Eros Now will be included within a range of Maxis’ prepaid and post-paid data plans, offering various promotions to the telecom companies 12.3 million subscribers.

•	In India, the Company’s first telecom integration strategy for Eros Now was with Bharti Airtel, India’s largest telecom operator.

•	Eros Now has entered into a platform and content deal with India’s third largest telecom service providers, IDEA Cellular (“IDEA”). The association with Eros Now, will enable IDEA’s 4G customers in these markets to enjoy rich premium content from a wide library of movies, originals and short form videos.

•	Eros Now has entered into a platform and content deal with Reliance Jio (“Jio”), a provider of mobile telephony, broadband services and digital services in India. Eros Now also partnered with Vodafone to enable its users to access Eros Now content on Vodafone Play.

•	OEMs are also an integral part of Eros Now distribution strategy. Eros Now entered into a partnership with Micromax, the second largest handset manufacturer in India and the 10th largest mobile phone player in the world. Eros Now will also leverage Micromax’s presence of over 150,000 retail outlets to promote and distribute its service.

•	Eros Now has entered into a strategic partnership in India with several leading electronic payment platforms including Paytm, Mobikwik, SBI Buddy and Freecharge Speedpay which enables Eros Now subscribers to make easy and hassle free payments using wallet services. On an aggregate basis these platforms reach over 260 million e-wallets in India.

•	Eros Now, is increasingly focused on offering a world-class choice of content, delivering consumer-friendly product features such as offline viewing and subtitles and adopting a platform agnostic distribution strategy on Android and iOS platforms (including android iOS fire TV).

Product Features

•	Eros Now continues to implement and introduce new and exciting product features. In Fiscal Year 2016, Eros Now launched its “Portability” feature which allows users to access their accounts and watch content across up to eight different devices. Eros Now also launched its “video progression” feature, where the platform is able to remember the point at which a user has paused or stopped viewing their content piece, and allows them to resume viewing from this point when they return, even on a different device. Eros Now content is available on High Definition quality video with multi language subtitles.

•	In June 2016, Eros Now also launched offline viewing or download features across Android and iOS platforms that enable subscribers to access content even when they are not connected to the internet. Apple has featured Eros Now app in its ‘App Store Best of 2016.’

Content

•	Eros Now has rights to over 5,000 films across Hindi and regional languages from Eros’s internal library as well as third party aggregated content which it believes makes it one of the largest Indian movie offering platforms around the world.

•	The database of Eros Now consist of movie premieres, including new releases in theaters some which are big digital premieres. From March 2015, we have premiered 26 new films out of 72 digital premieres. Some of the recent digital premieres include Bajrangi Bhaijaan (No. 1), Prem Ratan Dhan Payo (No. 2), Bajirao Mastani (No. 3) and Tanu Weds Manu Returns (No. 4), which are the top four films of calendar year 2015 according to www.bollywoodhungama.com. Eros Now also premiered Piku and Mastizaade to name a few. Notably, Eros Now offers not just the content that it co-produces and acquires for its film business, but also aggregates third party content from other film studios to make it a compelling consumer proposition. Over the past four months Eros Now has digitally premiered more than 15 films from the Eros International new release slate.

•	Eros Now has also added a series of short originals titled “Black & White” which ranges from interviews, tete-a-tete with leading talent from the Indian film industry shot exclusively for Eros Now. This series offers insight into the life of our customers favorite celebrities.

•	Cool, contemporary and edgy “Originals” that target the youth of India is an important part of the Eros Now content strategy. Eros Now’s original content offering began with the release of “Salute Siachen”, India’s first ever celebrity high endurance expedition to the Siachen Glacier. In addition, Eros Now originals such as Flesh by Siddharth Anand, Smoke and Side Hero will be launched in Fiscal Year 2018. These originals are developed and follow a rigorous greenlighting process just like films, with script, screenplay, budgeting pilot episode production, market research and testing of the pilot episode and final production.
•

Physical and Other Distribution

We also distribute globally our film content through physical formats (DVDs and Video Compact Discs, or VCDs), in hotels and on airlines, and for use on mobile networks. We distribute and license content on physical media throughout the world, including on Blu-ray and DVDs, and in India on VCD and DVD. In India, and to service South Asian consumers internationally, we distribute to retail chains and internet platforms such as Amazon, as well as supplying local wholesalers and retailers. We also license content to third party distributors internationally to provide content dubbed into local languages for consumption by non-South Asian audiences. We also have direct sales to corporate customers, primarily in India, who bundle our DVDs or VCDs with their own products for promotional purposes. This aspect of our business works on a volume basis, with the low margins being offset by large confirmed orders. We have provided content for various mobile platforms such as Singtel and Shotformats Digital Productions.

Music

Music is integral to our films, and when we obtain global, all-media rights in our acquired or co-produced films music rights typically are included. Film music rights are often marketed and monetized separate from the underlying film, both before and after the release of the related films. In addition, we act as a music publisher for third party owned music rights within India. Through our internal resources and network of licensees, we are able to provide our consumers with music content directly, through third party platforms or through licensing deals. The content is primarily taken from our film content and the revenues are derived from mobile rights, MP3 tracks, sold via third party platforms such as iTunes and Rhapsody as well as streaming services such as Spotify and Rdio, digital streaming, physical CDs and publishing/master rights licensing.

We also monetize the music publishing and master rights we own, which involves directly licensing songs to radio and television channels in India, synchronizing of music content to film, television and advertisers globally, as well as receiving royalties from public performance of these songs when they are played at public events. Ancillary revenues from public performances in India are collected and paid over to us through Phonographic Performance Limited and The Indian Performing Rights Society, which monitor, collect and distribute royalties to their members.

Seasonality

Our revenues and operating results are significantly affected by the timing, number and breadth of our theatrical releases and their budgets and our amortization policy for the first 12 months of commercial monetization. The timing of releases is determined based on several factors. A significant portion of the films we distribute are delivered to Indian theaters at times when theater attendance has traditionally been highest, including school holidays, national holidays and the festivals. The timing of releases also takes account of competitor film releases, Indian Premier League cricket matches and the timing dictated by the film production process. As a result, although our revenues are typically highest in the second and third quarters of our Fiscal Year, quarterly results can vary from one year to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Our revenue and operating results are therefore seasonal in nature due to the impact on income of the timing of new releases.

Intellectual Property

As our revenue is primarily generated from commercial monetization of our films and related content, our intellectual property rights are a critical component of our business. Unauthorized use of intellectual property, particularly piracy of DVDs and CDs, as well as on-line piracy through unauthorized downloads, is widespread in India and other countries, and the mechanisms for protecting intellectual property rights in India and such other countries are not as effective as those of the United States and certain other countries. We participate directly and through industry organizations in actions against persons who have illegally pirated our content, and we also deal with piracy by promoting a film to ensure maximum revenues early in its release and shortening the period between the theatrical release of a film and its legitimate availability on DVD and VCD. This is supported by the trend in the Indian market for a significant percentage of a film’s box office receipts to be generated in the first few weeks after release. Rapid transition of consumer preference from physical to digital modes of consumption of film and related content via on-line, mobile and digital platforms has enabled our Eros Now business to grow, but this business faces competition from sites offering unauthorized pirated content.

We use a number of trademarks in our business, all of which are owned by our subsidiaries. Our Indian subsidiaries currently own over 55 Indian registered trademarks and domain names, which are used in their business, including the registered trademark “Eros,” “Eros International,” “Eros Music,” and “Eros Now.” However, we have not yet received Indian trademark registration for certain of our trademarks used in India. A majority of these registrations, and certain applications for registrations, are in the name of our subsidiaries Eros India, Eros Films or Eros Digital Private Limited, with whom we have an informal arrangement with respect to the use of such trademarks. The registration of any trademark in India is a time-consuming process, and there can be no assurance that any such registration will be granted.

Pursuant to the Madrid Protocol and the Trademarks Act, we have obtained trademarks in Egypt, the European Community, UAE, Australia and the United States.

Competition

The Indian film industry’s rapid growth is changing the competitive landscape. We believe we were one of the first companies in India to create an integrated business of sourcing new Indian film content through co-productions and acquisitions while building a valuable library of rights in existing content and also distributing Indian film content globally across formats.

Some of our direct competitors, such as The Walt Disney Company (“Disney”), 20th Century Fox Pictures and Viacom Studio 18, have moved toward similar models in addition to their other business lines within the Indian entertainment industry. We also face competition from the direct or indirect presence in India of significant global media companies, including the major Hollywood studios. Viacom has ownership interests in Viacom Studio 18, while other Hollywood studios, such as News Corporation and Sony, have established local operations in India for film distribution, and have released a limited number of Indian films. Our primary competitors for Indian film content in the markets outside of India are Fox, Viacom and Yash Raj Films. Disney, which owns UTV, an Indian film studio, has recently announced that it will be exiting the domestic Indian film production and distribution business so we no longer view UTV as a direct competitor. In markets with large South Asian populations, such as the United States and the United Kingdom, where comScore reported our market share (as an average over the preceding six calendar years to 2016) as 31% of all theatrically released Indian language films in the United Kingdom and the United States, based on gross collections. Competition within the industry is based on relationships, distribution capabilities, reputation for quality and brand recognition.

Other digital content providers such as Netflix and Amazon Prime have similar models as that of Eros Now. While, they are our competitors, we believe that we do not face direct competition from them, because firstly, the subscription fee for Netflix and Amazon Prime is more expensive as compared to Eros Now. Secondly, Eros Now offers its subscribers with a larger selection of Indian movies as compared to the options provided by Netflix and Amazon Prime.

Property, Plant and Equipment

Our properties consist primarily of studios, office facilities, warehouses and distribution offices, most of which are located in Mumbai, India. We own our corporate and registered offices in Mumbai and rent our remaining properties in India. Five of these leased properties are owned by members of the Lulla family. The leases with the Lulla family were entered into at what we believe were market rates. See “Certain Relationships and Related Party Transactions” and “Risk Factors — Risk Related to Our Business — We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.” We also own or lease eight properties in the United Kingdom, the United States and Dubai in connection with our international operations outside of India. Property, plant and equipment with a net carrying amount of approximately $10.1 million as of March 31, 2016 (2015: $9.2 million) have been pledged to secure borrowings, and we currently do not have any significant plans to construct new properties or expand or improve our existing properties.

The following table provides detail regarding our properties in India and globally as of March 31, 2016.

Location	Size	Primary Use	Leased / Owned
Mumbai, India	13,992 sq. ft.	Corporate Office	Owned
Mumbai, India	2,750 sq. ft.	Studio Premises	Leased(1)
Mumbai, India	8,094 sq. ft.	Executive Accommodation	Leased(1)
Mumbai, India	17,120 sq. ft.	Office	Leased(1)
Mumbai, India	120 sq. ft.	Film Negatives Warehouse	Leased
Mumbai, India	120 sq. ft.	Film Prints Warehouse	Leased
Mumbai, India	2,750 sq. ft.	Corporate	Owned
Delhi, India	600 sq. ft.	Film Distribution Office	Leased
Kerala, India	850 sq. ft.	Film Distribution Office	Leased
Kolkata, India	640 sq. ft.	Film Distribution Office	Leased
Punjab, India	438 sq. ft.	Film Distribution Office	Leased
Mumbai, India	2,926 sq. ft.	DVD warehouse	Leased
Mumbai, India	1,600 sq. ft.	Warehouse	Leased
Mumbai, India	1,600 sq. ft.	Warehouse	Leased
Mumbai, India	5,000 sq. ft.	Office	Leased
Chennai, India	8,942 sq. ft.	Corporate Office	Leased
Delhi, India	3,915 sq. ft.	Branch Office	Leased
Mumbai, India	750 sq. ft.	Branch Office	Leased
Bangalore, India	5,100 sq. ft.	Branch Office	Leased
Dubai, UAE	536 sq. ft.	Corporate Office	Leased
Dubai, UAE	747 sq. ft.	Corporate Office	Leased
Secaucus, New Jersey, U.S.	10,000 sq. ft.	Corporate Office	Leased(1)
London, England	7,549 sq. ft.	DVD Warehouse	Owned
London, England	4,506 sq. ft.	Corporate Office	Leased(1)
Fujairah, UAE	676 sq. ft.	Corporate Office	Leased
Fujairah, UAE	676 sq. ft.	Corporate Office	Leased
San Francisco, California, U.S.	2,315 sq. ft.	Digital team	Leased

_______________

(1) Leased directly or indirectly from a member of the Lulla family.

Employees

As of December 31, 2016, we had 508 employees, with 462 employees based in India, and the remainder employed by our international subsidiaries. All are full time employees or consultants. Our employees are not unionized. We believe that our employee relations are good.

Litigation

From time to time, we and our subsidiaries are involved in various lawsuits and legal proceedings that arise in the ordinary course of business. The following discussion summarizes examples of such matters. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Beginning on November 13, 2015, the Company was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs alleged that the Company, and in some cases also the Company’s management, violated federal securities laws by overstating the Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices.

On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now-consolidated New York action. A single consolidated complaint was filed on July 14, 2016 and amended on October 10, 2016. The plaintiffs have alleged that the Company and certain individual defendants — Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran — have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act. The amended consolidated complaint claims are primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now.

The Company’s most recent motion to dismiss the amended consolidated complaint was filed on November 11, 2016 and its reply brief was filed on January 6, 2017. The motion to dismiss contends that the amended consolidated complaint fails to identify any actionable false statements or omissions, provides no evidence of scienter, and suffers from other legal shortcomings. The Company’s motion is fully briefed and awaiting argument which is expected to happen in the near future. The Company remains confident in the prospects of dismissal.

Eros India and its subsidiaries are involved in ordinary course government tax audits and assessments, which typically include assessment orders for previous tax years including on account of disallowance of certain claimed deductions.

Eros India received two notices from the Commissioner of Service Tax (Mumbai) to show cause why an amount aggregating to $23 million for the Fiscal Years 2010 to 2014 should not be levied on and paid on account of service tax arising on temporary transfer of copyright services and certain other related matters. Eros filed its objections against the notice with the authorities. Subsequently in June 2015, Eros India received assessment orders from the Commissioner of Service Tax (India) levying tax as stated above and ordering Eros India to pay an additional amount of $23 million as interest and penalties in connection with the aforesaid matters. Considering the facts and nature of levies and the ad-interim protection for service tax levy for a certain period granted by the High Court of Bombay, in relation to a writ filed challenging the constitutional validity of imposition of Service Tax on ‘copyright services.’ the Group expects that the final outcome of this matter will be favorable. Accordingly, based on the assessment made after taking appropriate legal advice, no additional liability has been recorded in Group’s consolidated financial statements.

Eros also received several assessment orders and demand notices from value added tax and sales tax authorities in India for the payment of amounts aggregating to $4 million (including interest and penalties) for certain Fiscal Years 2005 and 2011. Eros India has appealed against each of these orders, and such appeals are pending before relevant tax authorities. Though uncertainties are inherent in the final outcome of these matters, the group believes, based on assessment made after taking legal advice, that the final outcome of the matters will be favorable. Accordingly, no additional liability has been recorded in Group’s consolidated financial statements.

Eros is also named in various lawsuits challenging its ownership of some of its intellectual property or its ability to distribute these films in India. A number of these lawsuits seek injunctive relief restraining Eros from releasing or otherwise monetizing various films, including Om Shanti Om, Bhoot Returns and Goliyon Ki Rasleela-Ram-leela, Bajrangi Bhaijaan, Welcome Back, Sardar Gabbar Singh, Aligarh and Housefull 3.

In India, private citizens are permitted to initiate criminal complaints against companies and other individuals by filing complaints or initiating proceedings with the police. Eros and certain executives have been named in certain criminal complaints from time to time.

If, as a result of such complaints, criminal proceedings are initiated by the relevant authorities in India and the Company or any of its executives are found guilty in such criminal proceedings, our executives could be subject to imprisonment as well as monetary penalties. We believe the claims brought to date are without merit and we intend to defend them vigorously.

For instance, in relation to the film Goliyon Ki Rasleela-Ram-Leela, certain civil and criminal proceedings had been initiated in various local courts in India in and around November 2013, including arrest warrants against Mr. Kishore Lulla and others involved in the making of this film, alleging that this film disrespected religious sensibilities and seeking to restrain its release or seeking directions for a review of its film certification. We have contested such claims in the local courts as well as by way of petitions filed by us before the Supreme Court of India. While hearings or investigations continue in some of these proceedings, we have obtained interim orders in our favor from the Supreme Court of India as well as certain of the local courts where such proceedings are being heard, including stays on all criminal proceedings against Eros India, Mr. Kishore Lulla and other persons involved in the making of the film. This film was released in November 2013.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our executive officers and directors as of December 31, 2016.

Name	Age	Position/s
Directors(*)
Kishore Lulla	54	Director, Executive Chairman
Jyoti Deshpande	46	Director, Group Chief Executive Officer, Managing Director
Vijay Ahuja	59	Director, Vice Chairman
Sunil Lulla	51	Director, Executive Vice Chairman
Naresh Chandra(1)(2)(3)(4)	82	Director, Chairman of Remuneration Committee and Nomination Committee
Dilip Thakkar(1)(2)(3)(4)	79	Director, Chairman of Audit Committee
David Maisel(1)	54	Director
Rishika Lulla Singh	29	Director
Senior Management
Prem Parameswaran	48	President of U.S. Operations and Chief Financial Officer
Mark Carbeck	45	Chief Corporate & Strategy Officer
Pranab Kapadia	44	President of Europe and Africa Operations
Surender Sadhwani	60	President of Middle East Operations
Ken Naz	57	President of U.S. – Film Distributions

________________

(1)	Independent director

(2)	Member of the Audit Committee

(3)	Member of the Remuneration Committee

(4)	Member of the Nomination Committee

* Mr. Rajeev Misra resigned as a director of the Company in the second quarter of Fiscal Year 2017.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Mr. Kishore Lulla is a director and our Chairman. Mr. Lulla received a bachelor’s degree in Arts from Mumbai University. He has over 30 years of experience in the media and film industry. He is a member of the British Academy of Film and Television Arts and Young Presidents’ Organization and also a board member for the School of Film at the University of California, Los Angeles. He has been honored at the Asian Business Awards 2007 and the Indian Film Academy Awards 2007 for his contribution in taking Indian cinema global. In 2010, Mr. Lulla was awarded the Entrepreneur of the Year at the GG2 Leadership and Diversity Awards and in 2015 was honored by the Asia Society Southern California. As our Chairman, he has been instrumental in expanding our presence in the United Kingdom, the U.S., Dubai, Australia, Fiji and other international markets. He served as our Chief Executive Officer from June 2011 until May 2012 and has served as a director since 2005. He was also honored with the 2014 Global Citizenship Award by the American Jewish Committee, a leading global Jewish advocacy organization. Mr. Kishore Lulla is the father of Mrs. Rishika Lulla Singh, the brother of Mr. Sunil Lulla and a cousin of Mr. Vijay Ahuja and Mr. Sadhwani.

Ms. Jyoti Deshpande is a director and our Group Chief Executive Officer and Managing Director. She had worked with us from 2001 until May 2011 when she resigned from our Board and served as a Consultant to the Company until November 2011 in connection with preparation for our initial public offering in the U.S. She rejoined the Company in her former Group CEO/MD position on June 22, 2012. With a degree in Commerce and Economics and an MBA from Mumbai University, Ms. Deshpande has over 23 years of experience in Indian media and entertainment across advertising, media consulting, television and film. Ms. Deshpande has been a key member of the Eros leadership team since 2001 and was instrumental in our initial public offering on AIM in 2006, Eros India’s listing on the Indian Stock Exchanges in 2010 and our initial public offering on the NYSE in November 2013. She has raised over $1 billion debt and equity for the company in the last 10 years. Ms. Deshpande was featured in the list of Most Powerful Women in Business by Fortune India and Business Today in 2015. She is a former member of J.Thompson, India and was part of the team that founded B4U Television network in U.K. She is a senior consultant with Mindshare, UK.

Mr. Vijay Ahuja is a director and our Vice Chairman. Mr. Ahuja received a bachelor’s degree in commerce from Mumbai University. Mr. Ahuja co-founded our United Kingdom business in 1988 and has since played an important role in implementing our key international strategies, helping expand our business to its present scale by making a significant contribution to our development in the South East Asian markets, such as Singapore, Malaysia, Indonesia and Hong Kong. Mr. Ahuja has served as a director since April 2005. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla.

Mr. Sunil Lulla is a director and is Executive Vice Chairman and Managing Director of Eros India. He received a bachelor’s degree in commerce from Mumbai University. Mr. Lulla has over 25 years of experience in the media and entertainment industry. Mr. Lulla has valuable relationships with talent in the Indian film industry and has been instrumental in our expansion into distribution in India as well as home entertainment and music. He has served as a director since 2005 and led our growth within India for many years before being appointed Executive Vice Chairman and Managing Director of Eros India on September 28, 2009. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle of Mrs. Lulla Singh and the cousin of Mr. Ahuja and Mr. Sadhwani.

Mrs. Rishika Lulla Singh is a director and the CEO of Eros Digital, which covers all of the digital initiatives for Eros including Eros Now. Mrs. Lulla Singh has been instrumental in spearheading the creation, and development distribution of Eros Now within India and internationally. She graduated from the School Of Oriental and African Studies with a BA in South Asian Studies and Management and completed a postgraduate study at the UCLA School of Theater, Film and Television. With over five years of experience in OTT platforms and content, Mrs. Lulla Singh has been a key contributor in driving the growth and penetration of Eros Now, both with technological developments and relationship management to stimulate platform penetration. She was recently named Young Entrepreneur of the Year by the 2016 Asian Business Awards. Mrs. Lulla Singh is the daughter of Mr. Kishore Lulla and the niece of Mr. Sunil Lulla. She has served as director since November 2014.

Mr. Naresh Chandra is a director. Mr. Chandra received a master’s degree in Science from Allahabad University. A former civil servant, he joined the Indian Administrative Services in 1956 and has served as Chief Secretary in the State of Rajasthan, Commonwealth Secretariat Advisor on Export Industrialization and Policy in Colombo (Sri Lanka), Advisor to the Governor of Jammu and Kashmir and Secretary to the Ministries of Water Resources, Defense, Home and Justice in the Government of India. In December 1990, he became Cabinet Secretary, the highest post in the Indian civil service. In 1992, he was appointed Senior Advisor to the Prime Minister of India. He served as the Governor of the state of Gujarat in 1995-1996 and Ambassador of India to the United States of America in 1996-2001. In 2007, he chaired the Government of India’s Committee on Corporate Audit and Governance, the Committee on Private Companies and Limited Liability Partnerships and the Committee on Civil Aviation Policy, and he was honored with the Padma Vibhushan, a high civilian award. Mr. Chandra serves as director of various Indian companies. He has served as a director since July 2007.

Mr. Dilip Thakkar is a director. Mr. Thakkar received a degree in Commerce and Law from Mumbai University. A practicing chartered accountant since 1961, Mr. Thakkar has significant financial experience. He is a senior partner of Jayantilal Thakkar & Co. Chartered Accountants and a member of the Institute of Chartered Accountants in India. In 1986 he was appointed by the Reserve Bank of India as a member of the Indian Advisory Board for HSBC Bank and the British Bank of the Middle East for a period of eight years. He is the former President of the Bombay Chartered Accountants’ Society and was then Chairman of its International Taxation Committee. Mr. Thakkar serves as a non-executive director of seven other listed public limited companies in India and seven foreign companies. He has served as a director since April 2006.

Mr. David Maisel is a director. Mr. Maisel has been an Advisor to Rovio, the owners of Angry Birds, since 2011, and is the Executive Producer of the Angry Birds feature film which released in May 2016. Mr. Maisel is also a Director at Gaia, a NASDAQ listed company. Prior to this he served in senior executive positions with Marvel Entertainment from 2003 until 2010, where he conceived and spearheaded the creation of Marvel Studios, the launch of the “Iron Man” franchise, and Marvel’s 2010 sale to The Walt Disney Company. At Marvel, he was Chairman of Marvel Studios and also in the Office of the Chief Executive for its parent company, Marvel Entertainment. He was also the Executive Producer of “Iron Man,” “The Incredible Hulk,” “Iron Man 2,” “Thor,” and “Captain America: The First Avenger.” Prior to Marvel, Mr. Maisel served in senior executive positions at Endeavor Talent Agency, The Walt Disney Company, Creative Artists Agency, Chello Broadband, and The Boston Consulting Group. He is a graduate of Harvard Business School and Duke University. He has served as a director since November 2014

Senior Management

Mr. Prem Parameswaran is our Group Chief Financial Officer and President of Eros International’s North America operations. Mr. Parameswaran joined Eros with over 23 years of experience in investment banking, advising clients in the global telecommunications, media and technology sector, including on mergers and acquisitions and public, private equity and debt financings. Mr. Parameswaran most recently served as the Global Head of Media and Telecommunications Investment Banking at Jefferies LLC and has deep experience in global media having led over 300 transactions. Prior to Jefferies, he was the Americas Head of Media & Telecom at Deutsche Bank and also previously worked at both Goldman Sachs and Salomon Brothers. Mr. Parameswaran graduated from Columbia University and received an MBA from Columbia Business School. Mr. Parameswaran joined us in June 2015. He is a board member of the Columbia University Alumni Trustee Nominating Committee and Program for Financial Studies Columbia Business School.

Mr. Mark Carbeck is our Chief Corporate & Strategy Officer, with management responsibility for Investor Relations, Group M&A, corporate governance and Corporate Finance. Mr. Carbeck was formerly a Director in Citigroup’s Investment Banking Division in London, having joined the firm in New York in 1997. He has over 18 years of experience. Most recently Mr. Carbeck led the European Media investment banking coverage efforts at Citigroup and has deep media industry knowledge and strong relationships with major United Kingdom and international media companies. Mr. Carbeck graduated from the University of Chicago in 1994 with a Bachelor’s degree in History. Mr. Carbeck joined us in April 2014.

Mr. Pranab Kapadia is President Marketing & Distribution of our UK, Europe and Africa Operations. Mr. Kapadia received a Master’s degree in Management Studies (MMS) from Bombay University, majoring in Finance. He has over 20 years of experience in the Indian TV & Film Industry, previously having served with Zee Network for 10 years as Head of Operations & Programming (Europe) and later as Business Head of Adlabs Films (U.K.) Limited for one year. Mr. Kapadia brings with him significant insight and a strong understanding of the entertainment needs of South Asians internationally. He joined us in 2007.

Mr. Surender Sadhwani is our President of Middle East Operations. Mr. Sadhwani received a post graduate degree in commerce from University of Madras in 1980. He has 22 years of experience in the banking industry through his work with Andhra Bank in Chennai. In addition, Mr. Sadhwani spent several years in finance and account management for Hartmann Electronics in their Dubai office. He joined our Middle East operations in April 2004 and was promoted to President of Middle East Operations in April 2006. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla.

Mr. Ken Naz is our President of Americas Film Distributions. Mr. Naz has over 30 years of experience in media and entertainment. Mr. Naz brings with him vast experience from both the Indian film industry as well as Hollywood film distribution and exhibition experience. He has been a key speaker Harvard University. In the early 1970s, Mr. Naz worked in the Indian film distribution and exhibition business in Canada. He obtained his business education at a Toronto University before joining Cineplex Odeon Cinemas in the business development department and later served as head of operations of “A Theater Near You.” Mr. Naz joined us in 1997 and was instrumental in setting up our U.S. office to service markets in the United States, Canada and other parts of North and South America.

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes provide information regarding the beneficial ownership of our ordinary shares as of December 31, 2016, unless otherwise noted, with respect to each person or group who beneficially owns 5% or more of our issued ordinary shares;

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our ordinary shares. The number of our ordinary shares beneficially owned by a person includes ordinary shares issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days of the date of this document.

The number of shares and percentage beneficial ownership of A ordinary shares below is based on 39,945,482 issued ordinary shares as of December 31, 2016. Kishore Lulla, Vijay Ahuja, Ganesh Holding Limited and Beech Investments Limited, by virtue of their holding of B class shares have different voting rights to other major shareholders. Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote and each B Ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable marital property laws.

	Number of A Ordinary Shares Beneficially Owned		Number of B Ordinary Shares Beneficially Owned
	Number of A Shares	Percent of Class	Number of B Shares	Percent of Class
Major shareholders
Kishore Lulla(1)	5,318,010	13.66%	16,212,715	74.67%
Vijay Ahuja(2)	—	—	5,500,000	25.33%
Beech Investments(3)	1,110,505	2.85%	16,046,048	73.90%
Ganesh Holdings ltd(10)	-	-	5,333,333	24.56%
Capital Research Global Investors(4)	5,330,740	13.69%	—	—
Temasek Holdings (Private) Limited(8)	4,025,030	10.34%	—	—
Paradice Investment Management Pty Ltd.(6)	3,242,892	8.33%	—	—
Jyoti Deshpande(5)	2,349,611	6.03%	—	—
Jupiter Asset Management(7)	2,086,936	5.36%	—	—
New Jersey Division of Investment(9)	1,969,990	5.06%	—	—
Directors
Executive Officers
Kishore Lulla(1)	5,318,010	13.66%	16,212,715	74.67%
Jyoti Deshpande(5)	2,349,611	6.03%	—	—
Vijay Ahuja(2)	—	—	5,500,000	25.33%
Sunil Lulla	*	*	—	—
Dilip Thakkar	*	*	—	—
Naresh Chandra	*	*	—	—
David Maisel	*	*	—	—
Rishika Lulla Singh	*	*	—	—
Executive Officers
Kishore Lulla(1)	5,318,010	13.66%	16,212,715	74.67%
Jyoti Deshpande(5)	2,189,611	5.62%	—	—
Vijay Ahuja(2)	—	—	5,500,000	25.33%
Sunil Lulla	*	*	—	—
Rishika Lulla Singh	*	*	—	—
Prem Paramsewaran	*	*	—	—
Mark Carbeck	*	*	—	—
Pranab Kapadia	*	*	—	—
Surender Sadhwani	*	*	—	—
Ken Naz	*	*	—	—
All directors and executive officers as a group (13 persons)	8,271,046	21.24%	21,712,715	100.0%

___________________

*        Represents less than 1%

(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares.
(2)	Vijay Ahuja’s interests in shares are by virtue of being potential beneficiaries of discretionary trusts that hold our shares.
(3)	Beech Investments Limited, c/o SG Hambros Trust Company (Channel Islands) Limited, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments Limited, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros’ director Kishore Lulla as a beneficiary. The shares currently held by Beech Investments Limited are being held as B ordinary shares, but will convert into A ordinary shares (pursuant to Section 22.1 of the Articles of Association) upon being transferred to a person who is not a Permitted Holder (as defined in Section 22.1 of the Articles of Association).
(4)	Capital Research Global Investors reported its percentage ownership of our ordinary shares to be 15.0% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on December 30, 2016.
(5)	Jyoti Deshpande’s interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 of our shares which she was issued on September 18, 2013 under her employment agreement. Ms. Deshpande received a further 181,818 A ordinary shares as part of a contractual arrangement and sold 300,000 shares in July 2014 as part of our follow on equity offering. Ms. Deshpande received 90,000 and 160,000 A ordinary shares in 2015 and 2016 as part of executive director share awards.
(6)	Paradice Investment Management Pty Ltd. reported its percentage ownership of our ordinary shares to be 9.1% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on December 31, 2016.
(7)	Jupiter Asset Management Ltd reported its percentage ownership of our ordinary shares to be 5.88% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with Commission on December 31, 2016.
(8)	Temasek Holdings (Private) Limited reported its percentage ownership of our ordinary shares to be 11.3% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on January 24, 2017.
(9)	New Jersey Division of Investment reported its percentage ownership of our ordinary shares to be 5.55% (based on the then number of our ordinary shares reported as outstanding at that time) in a Schedule 13G/A filed with the Commission on December 31, 2016.
(10)	Ganesh Holdings Limited is a wholly owned subsidiary of Ganesh Trust of which Vijay Ahuja and his family are beneficiaries.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since April 1, 2012 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our issued share capital had or will have a direct or indirect material interest.

Family Relationships

Mr. Kishore Lulla, our director and Chairman, is the brother of Mr. Sunil Lulla, and father of Mrs. Rishika Lulla Singh, each of whom are directors, and a cousin of Mr. Vijay Ahuja, our director and Vice Chairman, and of Mr. Surender Sadhwani, our President of Middle East Operations. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla, uncle to Mrs. Lulla Singh, and a cousin of Mr. Ahuja and Mr. Sadhwani. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mrs. Lulla Singh is the daughter of Mr. Kishore Lulla and niece of Mr. Sunil Lulla. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Arjan Lulla, our founder, is the father of Mr. Kishore Lulla and Mr. Sunil Lulla, grandfather of Mrs. Lulla Singh, uncle of Mr. Ahuja and Mr. Sadhwani and an employee of Redbridge Group Ltd., is the Honorary President of Eros and a director of our subsidiary Eros WorldWide. Mrs. Manjula Lulla, the wife of Mr. Kishore Lulla, respectively, is an employee of our subsidiary. Ms. Ridhima Lulla, is the daughter of Mr. Kishore Lulla and an employee of our subsidiary. Mrs. Krishika Lulla is the wife of Mr. Sunil Lulla and an employee of Eros India.

Leases

Pursuant to a lease agreement dated April 1,2016 , Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, wife of Kishore Lulla, which requires Eros International Media Limited to pay $5,000 each month under this lease.

Pursuant to a lease agreement dated October 1, 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease requires Eros International Media Limited to pay $5,000 each month under this lease.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $60,000 each month under this lease.

Pursuant to a lease agreement that expires on March 31, 2020, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments Limited and of which our President of US — Film Distributions, Ken Naz, serves as a Director. The lease commenced on April 1, 2015, and requires the Group to pay $11,000 each month. This is a non-cancellable lease.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $130,000 each quarter.

Honorary Appointment of Mr. Arjan Lulla

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group requires to pay $66,000 per quarter for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

Lulla Family Transactions

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the three and nine months ended December 31, 2016 NextGen Films Pvt. Ltd. sold film rights of $NIL and $616, respectively (2015: Nil and $741 respectively) to the Group.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, each of which involved the purchase and sale of film rights. On March 31, 2016, Everest Entertainment Pvt. Ltd. sold film rights of $Nil (2015: $408,000 and 2014: $700) to the Group, and did not purchase any film rights from the Group in Fiscal Years 2016, 2015 and 2014.

Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $29,000 per quarter, Ms. Ridhima Lulla, the daughter of Kishore Lulla, is an employee of an entity and is entitled to a salary of $43,000 per quarter.

Relationship Agreement

Both the Company and our subsidiaries, including Eros India, acquire rights in Indian movies. The 2009 Relationship Agreement was renewed with the execution of the 2016 Relationship Agreement between Eros India, Eros WorldWide and us. Under the Relationship Agreement, certain intellectual property rights and all distribution rights for Indian and certain other language films, excluding certain Tamil films (and other than global digital distribution rights, which are retained by Eros Worldwide), in all territories other than India, Nepal, and Bhutan, that are held by between Eros India and certain of its subsidiaries (the “Eros India Group”). In return, Eros Worldwide provides a lump sum minimum guarantee fee for each assigned film to the Eros India Group plus certain additional contingent amounts.

Eros WorldWide provides a lump sum minimum guaranteed fee to the Eros India Group for each Indian language and foreign language films assigned to it by Eros India under the Relationship Agreement, in a fixed payment equal to 40% of the production cost of such film, including all costs incurred in connection with the acquisition, pre-production, production or post-production of such film, plus an amount equal to 20% thereon as markup. We refer to these payments collectively as the Minimum Guaranteed Fee. Eros WorldWide is also required to reimburse the Eros India Group pre-approved distribution expenses in connection with such film. In addition, 15% of the gross proceeds received by the Eros International Group from monetization of such films, after certain amounts are retained by the Eros International Group, are payable over to the Eros India Group.

No share of gross proceeds from an Indian film is payable by the Eros International Group to the Eros India Group until the Eros International Group has received and retained an amount equal to the Minimum Guaranteed Fee, a 20% fee on all gross proceeds outside the territories of India, Nepal and Bhutan, including gross proceeds related to the monetization of related film ancillary rights, and 100% of the distribution expenses incurred by the Eros International Group or for which Eros WorldWide has provided reimbursement to the Eros India Group.

The initial term of the 2016 Relationship Agreement expires in April 2021. Upon expiration, the agreement provides that it will be automatically renewed for successive two year terms unless terminated by any party by 180 days written notice on or before commencement of any renewal term.

Eros Foundation

Prior to our listing on the NYSE in November 2013, we issued the equivalent of 282,949 A ordinary shares to the Eros Foundation, a U.K. registered charity, for no consideration. Such shares were granted by our Remuneration Committee to Mr. Kishore Lulla as compensation, each of whom directed the issuance of such shares to the Eros Foundation. Mr. Kishore Lulla and his wife, Mrs. Manjula K. Lulla, are trustees, but not beneficiaries, of the foundation.